UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 25 Augaust, 2006

NOVOGEN LIMITED
ABN 37-063-259-754
www.novogen.com

140 Wicks Road, NORTH RYDE, NSW, 2113

Telephone: 02 9878 0088

APPENDIX 4E

incorporating

ANNUAL REPORT

FOR THE YEAR ENDED

30 JUNE, 2006

RESULTS FOR ANNOUNCEMENT TO THE MARKET
                        $’000

Revenue from continuing operations                             up        3.2%         to            18,238

Loss after income tax from continuing operations                     up         41.2%       to             (17,913)

Net loss for the period attributable to members                      up        40.7%       to            (16,220)

The amounts included in this report are for the financial year ended 30 June, 2006. Comparative figures are for the previous corresponding period being the financial year ended 30 June, 2005 unless otherwise stated.

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the year ended 30 June, 2006.

Refer to Review and Results of Operations shown in the attached Directors’ Report for an explanation of the above disclosures.

CONTENTS

Page No.

Directors' Report	4 - 21
Auditors’ Independence Declaration	22
Corporate Governance Statement	23 -25
Income Statements	26
Balance Sheets	27
Statements of Recognised Income and Expense	28
Statements of Cash Flows	29
Notes to the Financial Statements	30-68
Directors' Declaration	69
Independent Audit Report to the Members	70-71
ASX additional information	72-73

DIRECTORS’ REPORT

Your Directors submit their report for the year ended 30 June, 2006.

This annual report has been based on accounts which have been audited.

DIRECTORS

The names and details of the Company’s Directors during the financial year and up to the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

Mr P A Johnston (Chairman)
Mr C Naughton (Managing Director)
Professor G E Kelly (Executive Director) resigned from the Board on 2nd September 2005.
Professor P J Nestel
Mr P B Simpson
Dr L C Read
Mr G M Leppinus
Professor A Husband (Executive Director) Appointed 25th May 2006

Names, qualifications, experience and special responsibilities

Philip A Johnston Non-Executive Chairman
Dip Eng (Production)

Non-Executive Director since 1997, Mr Johnston was elected chairman of Novogen Limited with effect from 1 January 2001. Mr Johnston has extensive experience in the pharmaceutical industry including 9 years as an Executive Director of Wellcome Australia Limited. He was previously a Director of two subsidiary Companies of GlaxoWellcome. He has had responsibility for production, distribution, quality assurance and consumer product development and has been directly involved in the establishment of strategic alliances and joint ventures. He has completed a number of executive development programs including the University of NSW and the London Business School.

During the last three years Mr Johnston has served as a director and is currently a director of the ASX listed company, Lipa Pharmaceuticals Limited and NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc. (MEI or Marshall Edwards)

Christopher Naughton Managing Director
BEc, LLB

Managing Director since March 1997, Mr Naughton joined Novogen in 1996 as Commercial Director. Mr Naughton has degrees in Economics from the ANU and in Law from the UNSW. He has completed the Program for Management Development at the Harvard Business School, and is an Attorney in New South Wales. After working in merchant banking, he has spent the last 21 years in the pharmaceutical industry, including appointments as a Director of Wellcome Australia Limited and in worldwide business development with The Wellcome Foundation Limited in the UK.

During the last three years Mr Naughton has served as CEO and director and is currently CEO and director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

Professor Paul J Nestel Non-Executive Director
AO MD, FTSE, FRACP, FAHA, FCSANZ

Professor Nestel is currently a Senior Principal Research Fellow and Head of the Cardiovascular Nutrition Laboratory at the Baker Medical Research Institute, Victoria. Professor Nestel is also a Consultant Physician at the Alfred Hospital, Melbourne. He is president of the International Life Sciences Institute (Australasia) and is a member of the board of directors of ILSI South East Asia. He was formally Clinical Professor in Medicine, The Flinders University of South Australia. Professor Nestel has been and remains a member of many national and international committees for research and policy on cardiovascular disease. He has published over 400 scientific and medical papers and is a Fellow of the Australian Academy of Technological Sciences and Engineering, a Fellow of the American Heart Association and a Fellow of the Cardiac Society of Australia and New Zealand. Professor Nestel is an Officer of the Order of Australia.

During the last three years Professor Nestel has served as a director and is currently a director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

Peter B Simpson Non-Executive Director
MPharm, PhC

Non-Executive Director since 1994, Mr Simpson has extensive experience in the development of pharmaceutical products for international markets. He was Research and Development Manager with David Bull Laboratories for 8 years prior to being appointed Chief Executive Officer of Biota Holdings Limited in 1987. At Biota he oversaw the research and development of an effective cure for influenza and the licensing of that discovery to Glaxo Limited. Mr Simpson is currently associated with a wide range of biotechnology and pharmaceutical interests, predominately associated with the conduct of late stage clinical studies and the commercialisation of Australian biomedical discoveries.

Dr Leanna C Read Non-Executive Director
BAgSc (Hons), PhD, FTSE, FAICD

Dr Read was appointed Non-Executive Director in September 2003. Dr Read is founder and Managing Director of TGR BioSciences Pty Ltd, an early-stage biotech company that discovers novel therapeutics by high-throughput screening. She has 15 years of experience in leading and managing commercially-related research organisations, including the CRC for Tissue Growth and Repair, and the Child Health Research Institute. Dr Read holds a professorial appointment at Flinders University and the University of South Australia and has published over 90 scientific papers. Board appointments currently include the Prime Minister’s Science, Engineering and Innovation Council and the Australian Proteome Analysis Facility Inc. Dr Read was a member of the Industry Research and Development Board for six years until 2002 and chaired its Biological Committee. She is a Fellow of the Australian Academy of Technological Sciences and Engineering and has been awarded the inaugural Biotechnology Industry Service Award.

Mr Geoffrey M Leppinus Non-Executive Director
BEc FCA

Non-executive Director since February 2005, Mr Leppinus was, until July 2002, a Senior Audit and Advisory partner of KPMG with over 30 years experience in professional accounting and auditing. At KPMG he was responsible for the audit of a number of large public companies and the Australian subsidiaries of US listed public corporations. Mr Leppinus has experience in the assessment of systems of internal control over financial reporting and the financial reporting requirements applicable to listed public companies. He has also had a wide range of experience in conducting due diligence for business acquisitions. Mr Leppinus has served as a member of the Australian Auditing Standards Board and member of the State Council of the Institute of Chartered Accountants in Australia.

Professor Alan Husband Executive Director
PhD, DSc, FASM

Professor Husband was appointed as a director of Novogen Limited on the 25th of May 2006. Professor Husband has over 30 years experience in basic and applied scientific research and research management. His academic research interests in immunology and pathology have been reflected in the publication of several books and over 200 scientific papers and he currently holds a professorial appointment at the University of Sydney. These activities in basic and applied research, coupled with experience in the biotechnology industry, provided the foundations for his current appointment as Group Director of Research for the Novogen group of companies, which he has held since 1996. In this position Professor Husband is responsible for the development and commercialisation of the Company’s flavonoid drug technology platform. During this time he has managed the scientific discovery and clinical trial programs, including development of novel oncology, cardiovascular and anti-inflammatory therapeutics as well as wound healing technologies.

COMPANY SECRETARY

Ronald L Erratt
FINA

Mr Erratt has been the Company Secretary of Novogen Limited since it floated on the Australian Stock Exchange in 1994. He is also the Company Secretary for all the wholly owned subsidiaries of Novogen. Mr Erratt has over 30 years experience in accounting and commercial roles. Prior to joining Novogen he was the Director of Superannuation Fund Administration at Towers Perrin, an international firm of Actuaries and Management Consultants.

Directors' interests in the shares and options of the Company

At the date of this report the interests of the Directors, and their related parties, in the shares and options of Novogen Limited were:

	Ordinary shares fully paid	Options
		Number outstanding	Exercise price	Expiry date

P A Johnston	48,594	-	-	-
C Naughton	633,511	-	-	-
AJ Husband	102,920	38,256	2.10	30/11/2007
		14,892	6.76	27/02/2009
		22,592	4.90	16/03/2010
		30,436	3.64	21/04/2011

P J Nestel AO	32,000	-	-	-
P B Simpson	500	-	-	-
L C Read	2,000	-	-	-

	819,525	106,176

KEY FINANCIAL DATA

	2006	2005	Percentage change
	$'000	$'000

Revenue from continuing operations	18,238	17,678	3.2%
Loss from ordinary activities after tax attributable to members	(16,220)	(11,532)	40.7%
Loss for the period attributable to members	(16,220)	(11,532)	40.7%
Net tangible assets per share (dollars)	0.46	0.62

Earnings per share

	2006	2005
	Cents	Cents
Basic and diluted earnings/(loss) per share	(16.7)	(11.9)

Dividends paid or recommended

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the year.

Corporate Information

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited shares are publicly traded on the Australian Stock Exchange (ASX). The trading symbol on the ASX is “NRT”.

Novogen Limited’s ordinary shares trade in the United States in the form of ADRs on the Nasdaq National Market. Each ADR represents five ordinary Novogen Shares. The trading symbol on Nasdaq is “NVGN”.

Nature of operations and principal activities

The principal activities of the entities within the Group during the year were:
•	pharmaceutical research and development; and
•	manufacturing and marketing of health supplements.

There have been no significant changes in the nature of those activities during the year.

Employees

The Group employed 67 people as at 30 June, 2006 (2005: 75 people)

OPERATING AND FINANCIAL REVIEW

Operating results for the year

Cash resources

At 30 June, 2006, the group had cash balances of $33.5 million, a decrease of $13.8 million from the previous year’s balance of $47.3 million. Cash was used to fund the companies operations including the clinical trial program for the anti-cancer drug phenoxodiol, being undertaken by Novogen’s subsidiary Marshall Edwards, Inc. Cash resources were also used to fund the ongoing efforts in the areas of cardiovascular and anti-inflammatory research and development. Cash was also used to supplement the cash flows from the consumer products business and general corporate purposes. At June 30, 2006 the Company held cash balances in United States dollars of $US13.2 million.

Net loss

The operating loss attributable to Novogen shareholders for the financial year, after allowing for losses attributable to minority interests of $1.7 million, increased by $4.7 million to $16.2 million from a loss of $11.5 million for the previous year.

The net loss from ordinary activities after income tax for the consolidated group for the year ended 30 June, 2006 increased by $5.2 million to $17.9 million from $12.7 million for the previous year. The increase in the Company’s net loss for the year ended 30 June, 2006 was due to higher cost of goods due to reduced production volumes, higher sales and marketing expenditure, increased research and development costs and additional administration and general expenses. The increased loss was partly offset by an increase in sales and other revenues.

Revenue

The Group earned gross revenues for the year ended 30 June, 2006 of $18.2 million versus $17.7 million in the previous corresponding period, an increase of $0.5 million. The increase in revenue was due to increased sales of the Company’s consumer products which were $13.5 million for the year ended 30 June, 2006 compared with $13.4million for the previous year, an increase of $0.1 million or 1%. Other income increased by $0.4 million to $4.7 million verses $4.3 million for the previous corresponding period. The increase in Other income was mainly due to increased Government grant income through the Pharmaceutical Partnership Program and an increase in revenue received from litigation settlements from our consumer products patent defence activities.

Consumer product sales

Sales in Australasia for the year ended 30 June, 2006 were $5.2 million, an increase of $0.6 million or 11% from $4.6 million for the previous year. Sales in the North America were, $5.7 million, a reduction of $0.5 million or 8% from $6.2 million for the previous year. Sales in Europe of $2.6 million for the year were up slightly by $0.1 million from $2.5 million for the previous corresponding period.

During the financial year, the Consumer business launched three new product introductions into selected markets including Promensil Post Menopause into the US market in September 2005, Promensil After Menopause in Canada in January 2006 and a Promensil menopause test in Australia in March 2006. These products will be launched progressively into other markets and are targeted to augment the Promensil brand by extending the market to include an after menopause product and menopause test to help women diagnose the symptoms of menopause.

Sales levels of our consumer products in Australia, Canada and to a lesser extent in Europe, have continued to benefit from our targeted promotional programs. Sales in the USA market were affected by the market decline in the natural menopause product market of 18%. This decline was due to reduced advertising and sales and marketing effort across the sector and increased competition from HRT products which appear to be regaining some of the markets which were impacted by the recent controversies surrounding safety issues. The Company is currently assessing the structure of its U.S. business in an effort to improve the contribution from its U.S. marketing assets. The Company will continue to position its products as the most clinically trialled natural alternatives in the menopause market.

Expenses

Total expenses before interest and tax increased by $5.8 million to $36.2 million for the year ended 30 June, 2006 from $30.4 million for the previous year. Cost of Goods Sold increased by $0.7 million, reflecting lower production volumes. Selling and promotional expenses increased by $0.6 million to $9.0 million. The increase was associated with the expenses incurred to fund new product launches and to continue our targeted promotional program. Research and development expenses were $12.0 million, an increase of $1.8 million from $10.2 million for the same period last year, reflecting the costs associated with progressing the pre-clinical and clinical development program including the anti cancer program being conducted by Marshall Edwards, Inc and manufacturing scale-up costs associated with phenoxodiol. General and administrative expenses were $8.8 million an increase of $2.2 million from $6.6 million for the same period last year. The increased costs included the costs associated with the withdrawn registration statement for Glycotex Inc of $1.0 million, $0.2 million increase in share based payments to employees and consultants and increases in other corporate costs.

Clinical development

Major advances were made during the year on the Group's clinical development program.

Phenoxodiol

The Group’s lead anti-cancer drug, phenoxodiol, continued its clinical development program through its majority owned subsidiary company Marshall Edwards, Inc. (MEI). Phenoxodiol is currently being evaluated for the treatment of prostate cancer, ovarian cancer and squamous cell carcinomas (SCC) of the cervix, vagina and vulva.

In May 2006, MEI achieved Special Protocol Assessment (SPA) and agreement with the FDA on a pivotal phase III study of phenoxodiol as a chemo-sensitizing agent in women with platinum-resistant ovarian cancer. The SPA process allows for FDA evaluation of a clinical trial protocol that will form the basis of an efficacy claim for a marketing application, and provides an agreement that the study design, including patient numbers, clinical endpoints and analyses are acceptable to the FDA. As a Fast Track product, phenoxodiol will be eligible for priority review by the FDA and potential accelerated approval of any future marketing application.

During fiscal year 2006, MEI also made significant progress in the clinical development of phenoxodiol including:

•
In March 2006, MEI announced that Yale researchers presented data at the Annual Meeting on Women’s Cancer. The data was from the study conducted at Yale - New Haven Hospital, Connecticut, USA as well as the Royal Women’s Hospital, Melbourne, Australia, The Yale researchers reported that 74 percent of patients with late-stage, platinum-resistant tumors who received the phenoxodiol and cisplatin combination showed evidence of a change in tumor growth by way of either tumor shrinkage or no increase in tumor size.

•
In November 2005, MEI announced plans for a phase Ib/IIa clinical study of the investigational anti-cancer drug, phenoxodiol in combination with docetaxel for women with recurrent ovarian cancer. The investigator-initiated clinical study is taking place at the Yale University School of Medicine and is supported jointly by Sanofi-Aventis and Marshall Edwards.

•
In November 2005, MEI announced that phenoxodiol delays tumor progression in men suffering from late-stage hormone refractory prostate cancer. This study is being conducted at the Sir Charles Gairdner Hospital in Perth, Australia and was presented at the International Conference on Molecular Targets and Cancer Therapeutics in Philadelphia.

•
Also in November 2005, MEI announced at the International Conference on Molecular Targets and Cancer Therapeutics in Philadelphia, that Yale University’s School of Medicine reported a further update on results from a clinical study conducted with women with early-stage cancer of the cervix and vagina. The data presented by Yale researchers indicates continuing confidence that the investigational drug phenoxodiol produces anti-cancer responses in women with cervical cancer.

•
In October 2005, MEI announced updated results from two clinical studies, conducted at Yale University’s School of Medicine, involving women with late-stage ovarian cancer and women with early-stage cancer of the cervix and vagina. Interim data, for women with late stage ovarian cancer, presented by Dr Gil Mor at the 11th World Congress of the International Menopause Society, meeting in Buenos Aires, Argentina, indicated that after combining phenoxodiol with either paclitaxel or cisplatin, overall survival has been substantially extended.

Anti-Inflammatory

In March 2006, the company announced that the anti-inflammatory drug NV-52 which is being developed for inflammatory bowel disease had completed a Phase I human clinical trial. Six patients were given a single oral dose. The study was designed to demonstrate safety and the mechanics of the drugs accumulation and elimination in human subjects. The rapid absorption indicates a potential as an oral therapy.

Cardiovascular

In September, 2005, the company announced that its cardiovascular drug transNV-04 had demonstrated significant reduction in blood pressure and reduced arterial stiffness in a Phase 1b human clinical trial. TransNV-04 was administered to 25 middle aged men and women who were overweight and had suffered from at least two complications of fatness, abnormal blood fats, high blood glucose or raised blood pressure. The trial results showed that arterial stiffness was reduced and that blood pressures, both systolic and diastolic were lowered significantly.

Corporate developments

In May 2006 the Company concluded with MEI’s wholly owned subsidiary, Marshall Edwards Pty Limited (MEPL), an exclusive, worldwide non-transferable licence under its patent and patent applications and in its know how for MEPL to conduct clinical trials, commercialize and distribute the anti-cancer drug candidates, NV-196 and NV-143.

NV-196, is a synthetic anti cancer compound developed by Novogen, based on an isoflavan ring structure and like phenoxodiol, is a signal transduction inhibitor. Preliminary screening studies conducted by Novogen have identified NV-196 as a candidate for product development showing favorable in vitro toxicity profile against normal cells and broad activity against cancer cells. NV-196 is currently in phase I human testing and is being developed initially in oral form for the treatment of pancreatic and bile duct cancers.

NV-143 is currently in pre-clinical testing and preliminary screening studies have identified broad anti cancer activity, against cancer cells representative of melanoma, glioma, prostate, ovarian, breast and lung cancer. NV-143 also exhibits broadly acting chemosensitizing activity. The mechanisms by which

NV-143 elicits its anticancer/chemosensitizing effect are being researched. NV-143 is being initially developed to target the treatment of melanoma.

In June 2006, the Company entered into an Amendment Deed to the Phenoxodiol Licence Agreement with MEPL. Pursuant to the original terms of the Phenoxodiol Licence Agreement, MEPL was required to pay an $US8,000,000 December 2006 licence milestone fee to Novogen Research Pty Ltd. The Amendment deed extends the date that the $US8,000,000 licence milestone fee is payable until the earliest receipt by MEPL of the first:
(i)  approval by the FDA of a New Drug Application (NDA) for phenoxodiol;
(ii)  approval or authorization of any kind to market phenoxodiol in the United States; or
(iii) approval or authorization of any kind by a government agency in any other country to market phenoxodiol.
Upon receipt of any of the above, MEPL must pay to Novogen, $US8,000,000, together with interest on that amount from (and including) 31 December 2006 calculated at the bank bill rate.

In January, 2006, the company announced that its subsidiary company, Glycotex, Inc. had postponed its initial public offering of its shares of common stock and its associated listing on NASDAQ, and had withdrawn its approved Form S-1 Registration Statement from the Securities and Exchange Commission in order to further advance the development program for its wound healing and tissue repair product candidates prior to a planned future re-filing of its registration statement. The costs associated with the withdrawal of $1.0 million were expensed during the year. Following the appointment of new CEO and President, Glycotex will further advance the development of its wound healing and tissue repair product candidates prior to refiling a new registration statement.

In 2004 the Company was notified by the Therapeutic Goods Administration (TGA) that it was reviewing the current listing status of the Company’s dietary supplements products in Australia. These products are currently listed as “AUSTL” listed complementary medicine. The Company believes that its products qualify for their current listing status as “AUSTL” listed complementary medicines and it has submitted supporting data to the TGA. In the event of a determination by the TGA that the products are not correctly listed the Company will consider what further appropriate actions are available.

Intellectual property development

During the year 16 patents were granted over the Company’s intellectual property. The areas with expanding patent cover include isoflavone formulation and uses, synthetic drug compounds and their use, and a novel food product.

Europe
Patent # 1049451	Compositions and methods for protecting skin from UV induced immunosuppresion and skin damage

Australia
Patent # 2002238278     Dimeric Isoflavones

USA
Patent # 7033621       Preparation of isoflavones from legumes
Patent # 6987098	Health supplements containing phyto-oestrogen, analogues or metabolites thereof

Czech
Patent # 295625	Therapeutic methods and compositions involving isoflavones

Singapore

Patent # 86589	Compositions and therapeutic methods involving isoflavones and methods thereof
Patent # 97715	Regulation of lipids and/or bone density and compositions thereof

Sweden
Patent # 526737	Compositions and methods for protecting skin from UV induced immunosuppresion and skin damage

South Africa
Patent # 2001/6502	Production of isoflavone derivatives
Patent # 2003/5091	Regulation of lipids and/or bone density and compositions thereof

China
Patent # 222038       Preparation of isoflavones from legumes
Patent # ZL01804008.X Food product and process

Israel
Patent # 138129       Therapy of estrogen-associated disorders
Patent # 136784	Compositions and methods for protecting skin from UV induced immunosuppresion and skin damage

New Zealand
Patent # 528067       Dimeric Isoflavones
Patent # 538323	Production of isoflavone derivatives

These grants bring the number of Company patents granted to 61. (2005: 45)

The Company believes that the protection of its intellectual property is fundamental to the success of its businesses. During the year the company commenced a number of litigation proceeding against companies which were in breach of certain patents. The company has received $613,000 in settlement fees resulting from actions resolved in Canada and the U.S. The company is continuing to prosecute its IP rights and in June announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The company has provided a guarantee to the value of 250,000 Euros with the court to confirm its commitment to the ongoing enforcement process.

Risk Management

The Group has established controls at Board level designed to safeguard the interests of the Group and ensure integrity in the reporting to shareholders. Group policies are in place to minimise risk that arises through the Group’s activities. These include policies that:
•	ensure Board approval of a strategic plan, which encompasses the group’s vision, mission and strategy statements, designed to meet stakeholders needs and manage business risk;
•	ensure that capital expenditure above a set level is approved by the Board;
•	ensure business risks are appropriately managed through an insurance and risk management program;
•	ensure that safety, health, environmental standards and management systems are monitored and reviewed to achieve high standards of compliance and performance;
•	ensure that cash resources are invested in high quality, secure, financial institutions; and
•	ensure implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of key performance indicators.

Significant changes in the state of affairs

During the financial year there were no significant changes in the state of affairs of the consolidated entity other than referred to in the financial statements or the notes thereto.

Significant events after balance date

On July 11, 2006, MEI entered into a securities purchase agreement with certain accredited investors providing for the placement of 6,329,311 shares of its common stock and warrants exercisable for 2,215,258 shares of its common stock at a purchase price of $US2.90 per unit. The warrants have an exercise price of $US4.35 per share, subject to certain adjustments. The warrants may be exercised no less than six months from the closing date and will expire four years from the date of issuance, or July 11, 2010. MEI closed the private placement on July 11, 2006.

On July 11, 2006, MEI entered into a standby equity distribution agreement (SEDA), with Cornell Capital Partners, LP. Under the SEDA, MEI may issue and sell to Cornell shares of its common stock for a total purchase price of up to $US15 million, once a resale registration statement is in effect. MEI has sole discretion whether and when to sell shares of its common stock to Cornell. Cornell will be irrevocably bound to purchase shares of common stock from MEI after MEI sends a notice that it intends to sell shares of common stock to Cornell. Each advance under the SEDA is limited to a maximum of $US1.5 million. Management does not believe that it will access the SEDA until 2007.

On 11 August, 2006 Camellia Properties Pty Limited initiated proceedings against the Company, claiming damages of $5,161,487 in connection with terminated negotiations of a commercial property lease.  The Directors are of the view that the basis of the claim is without foundation and the Directors are obtaining legal advice with the intention of vigorously defending the claim.

There have been no other significant events occurring after balance date which have had a material impact on the business.

Likely developments and expected results of operations

The directors foresee that during the 2006/2007 financial year, the Group will continue to advance the research and development into isoflavone applications and advance its research and development in more advanced pharmaceuticals in the area of human phenolic compound technology.

The Group expects to continue to commit cash resources to the clinical development program that is underway, particularly the phase III clinical program for phenoxodiol, the pre-clinical and clinical programs of NV-196 and NV-143 and the cardiovascular and anti-inflammatory drug programs.

Environmental regulation and performance

The Group holds licences issued by the Environmental Protection Authority which specify the manner of waste disposal for the Entity’s pilot manufacturing operations in North Ryde. The Entity also holds Dangerous Goods licenses for its manufacturing operations in Australia.

There have been no significant known breaches of the Group’s licence conditions.

Share options

As at the date of this report there were 1,183,894 unissued ordinary shares under options (1,482,148 at balance date). Refer to Note 11 of the Financial Statements for further details of the options outstanding.

Option holders do not have any right by virtue of the option to participate in any share issue of the company or any other related body corporate.

Shares issued as a result of the exercise of options

During the year, employees and consultants have exercised options to acquire 248,392 fully paid ordinary shares in Novogen Limited at a weighted average price of $3.04.

Since the end of the financial year, a further 298,254 options have been exercised at a weighted average exercise price of $1.71.

Indemnification and insurance of Directors and Officers

The Group has not, during or since the financial year, in respect of any person who is or has been a Director or Officer of the Company or related body corporate:

a) indemnified or made any relevant agreement for indemnifying against a liability incurred as a Director or Officer, including costs and expenses in successfully defending legal proceedings; or

b) paid or agreed to pay a premium in respect of a contract insuring against liability incurred as a Director or Officer for the costs or expenses to defend legal proceedings, with the exception of the following matter:

The Group has paid premiums to insure each Director or Officer against the liabilities for costs and expenses incurred by them in defending legal proceedings arising out of their conduct involving a breach of duty in relation to the Company. The total annual premium of the insurance paid by the Company was $200,000. (2005: $184,000)

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for directors and executives of Novogen Limited (the Company).

Remuneration Philosophy

Remuneration is assessed for Directors and senior executives with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. The appropriateness and nature of emoluments is assessed by reference to employment market conditions. The performance criteria against which Directors and Executives are assessed have regard to the financial and non-financial objectives of Novogen Limited, however, directors and senior executive annual remuneration have no variable performance elements that are directly linked to company performance.

Employee share option plan.

The employee share option plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. Options vest equally over a four year period from date of grant and expire five years after grant date.

The philosophy behind the employee share scheme is to encourage a level of ownership in the Company by employees and align their interests with those of shareholders. The scheme is modest in scale and is principally designed to foster teamwork and the benefits of pursuing shared goals.

The Company is a small to medium sized research organisation pursuing a significant number of different projects where it relies on its staff being flexible in the way in which they work with their own colleagues together with outside collaborators. The Company’s desire to capitalise on its ability to be flexible and adapt as new information is discovered and new opportunities arise underpins the Company’s business strategies. In this context the Company believes it is inappropriate to have individual performance hurdles tied to share options or other variable remuneration.

The Company believes it has a highly motivated workforce which responds better to the existing remuneration arrangements than the more complex variable systems popular with companies trying to engender individual competition amongst their fellow staff.

All Executive Directors and Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.

Remuneration committee

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Managing Director, Executive Director and senior Executives.

The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team.

Remuneration structure

In accordance with best practice corporate governance, the remuneration structure of non-executive directors and executive director and senior management are separate and distinct.

Non-executive director remuneration

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by general meeting. An amount not exceeding the amount determined is then divided between the directors as agreed. The latest determination for Novogen Limited was at the Annual General Meeting held on the 28th October 2005 when the shareholders approved an aggregate remuneration of $560,000. The total non-executive director remuneration of Novogen Limited for the year ended 30 June 2006 utilised $280,000 of this authorised amount.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed periodically.

Each non-executive director receives a fee for being a director of the company. An additional fee is also paid for each board committee on which a director sits. The payment of additional fees for serving on a committee recognises the additional time commitment required by non-executive directors who serve on one or more sub committees.

The remuneration of non-executive directors for the period ending June 30, 2006 is detailed in the table below.

Executive and senior manager remuneration

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Managing Director, Executive Director and senior Executives. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as the use of motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

All Executive Directors and Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.

The performance criteria against which Directors and Executives are assessed have regard to the financial and non-financial objectives of Novogen Limited.

Employment contracts

It is the Remuneration Committee policy that employment agreements are entered into with the Chief Executive Officer, the Executive Director, and each of the Executives except for the VP Commercial and Corporate Development. The contracts for service between the Company and the CEO, Executive Director and the Executives are for terms of three years with a notice period of six months. In the event of the Company terminating the employment under the terms of the contract the Company shall pay the pro-rata balance of the unexpired contract term plus an additional amount of one and one half times the then current annual remuneration of the employee. However, the maximum payable on termination by the Company will be three years’ remuneration. The minimum payable on termination by the company will be eighteen months’ remuneration. The company may terminate the contracts at anytime without notice if serious misconduct has occurred. Where termination with cause occurs, there is no entitlement to termination payments under the term of the contract. On termination, any unvested options issued under the Employee Option scheme are immediately forfeited.

Director remuneration from Novogen Limited for the year ended June 30, 2006

	Short term emoluments			Termination & similar payments	Share based payments			Post Employment	Total
	Salary and Fees	Committee fee	Other		Options granted			Super-annuation
						Amortised cost	Remuneration
	$	$	$	$	Number ***	$	%	$	$
PA Johnston	63,064	14,000	-	-	-	-	-	6,936	84,000
C Naughton	518,835	-	46,827	-	-	-	-	100,587	666,249
AJ Husband *	290,766	-	41,785	-	30,436	51,281	11.9%	47,618	431,450
GE Kelly **	362,388	-	-	-	31,792	7,145	1.8%	32,615	402,148
PJ Nestel AO	40,000	12,000	-	-	-	-	-	-	52,000
PB Simpson	35,540	14,000	-	-	-	-	-	4,460	54,000
LC Read	36,368	4,000	-	-	-	-	-	3,632	44,000
GM Leppinus	25,650	6,000	-	-	-	-	-	14,350	46,000
	1,372,611	50,000	88,612	-	62,228	58,426	3.3%	210,198	1,779,847
* appointed 23 May, 2006
** resigned 2 September, 2005

Director remuneration from Marshall Edwards for the year ended June 30, 2006
	Short term emoluments			Termination & similar payments	Share based payments			Post Employment	Total
	Base fee	Committee fee	Other		Options granted			Super-annuation
Amortised cost							Remuneration
	$	$	$	$	Number	$	%	$	$
PA Johnston	27,524		-	-	-	-	-	2,476	30,000
PJ Nestel AO	30,000		-	-	-	-	-	-	30,000
	57,524	-	-	-	-	-	-	2,476	60,000

Director remuneration from Glycotex for the year ended June 30, 2006

	Short term emoluments			Termination & similar payments	Share based payments			Post Employment	Total
Base fee		Committee fee	Other		Options granted			Super-annuation
Amortised cost							Remuneration
	$	$	$	$	Number	$	%	$	$
PA Johnston	39,024		-	-	-	-	-	-	39,024
	39,024	-	-	-	-	-	-	-	39,024

Total directors’ remuneration for the year ended June 30, 2006

	Short term emoluments			Termination & similar payments	Share based payments			Post Employment	Total
	Salary and Fees	Committee fee	Other		Options granted			Super-annuation
						Amortised cost	Remuneration
	$	$	$	$	Number ***	$	%	$	$
PA Johnston	129,612	14,000	-	-	-	-	-	9,412	153,024
C Naughton	518,835	-	46,827	-	-	-	-	100,587	666,249
AJ Husband *	290,766	-	41,785	-	30,436	51,281	11.9%	47,618	431,450
GE Kelly **	362,388	-	-	-	31,792	7,145	1.8%	32,615	402,148
PJ Nestel AO	70,000	12,000	-	-	-	-	-	-	82,000
PB Simpson	35,540	14,000	-	-	-	-	-	4,460	54,000
LC Read	36,368	4,000	-	-	-	-	-	3,632	44,000
GM Leppinus	25,650	6,000	-	-	-	-	-	14,350	46,000
	1,469,159	50,000	88,612	-	62,228	58,426	3.1%	212,674	1,878,871

* appointed 23 May, 2006 - remuneration while a director of Novogen Limited includes salary of $24,131, other benefits of $3,482 and superannuation benefits of $3,968.
** resigned 2 September, 2005 - remuneration while a director of Novogen Limited includes salary of $56,576 and superannuation benefits of $5,092.
*** options were granted while acting in capacity of executive.

Remuneration of the named executives (including the Company Secretary) who receive the highest remuneration for the year ended June 30, 2006

	Short term emoluments		Termination & similar payments	Share based payments			Post Employment	Total
	Salary	Other		Options granted			Super-annuation
					Amortised cost	Remuneration
	$	$	$	Number	$	%	$	$
DR Seaton	284,916	28,976	-	30,436	51,310	12.18%	56,162	421,364
WJ Lancaster (USA)	195,843	6,243	-	12,232	24,137	9.73%	21,956	248,179
BM Palmer	153,085	33,239	-	16,692	28,562	12.49%	13,778	228,664
CD Kearney	181,405	22,952	-	17,752	28,209	11.33%	16,326	248,892
RL Erratt	149,939	26,203	-	16,520	28,381	12.11%	29,845	234,368
	965,188	117,613	-	93,632	160,599	11.6%	138,067	1,381,467

Value of options for directors and named executives granted, exercised or lapsed during the year ended June 30, 2006

	Options Granted	Options Exercised	Options Lapsed	Total value of options granted, exercised and lapsed
	Value at grant date	Value at exercise date	Value at time of Lapse
AJ Husband	63,916	24,000	-	87,916
PJ Nestel	-	25,362		25,362
GE Kelly	-	-		-
DR Seaton	63,916	24,354	-	88,270
WJ Lancaster (USA)	25,687	30,216	-	55,903
BM Palmer	35,053	16,336	-	51,389
CD Kearney	37,279	-	-	37,279
RL Erratt	34,692	20,923	-	55,615

	260,543	141,191	-	401,734

Executive Directors have been disclosed under Directors’ remuneration only and have been excluded from the executive remuneration.

Executives are those directly accountable and responsible for the operational management and strategic direction of the Company and its consolidated entities and include the company secretary.

PA Johnston and PJ Nestel are also directors of Marshall Edwards, Inc. and receive remuneration in the form of director’s fees of $30,000 per annum. PA Johnston is also a director of Glycotex, Inc. and receives directors fees of $US50,000 per annum. These amounts have been separately identified and included in the table above.

The elements of emoluments have been determined on the basis of the cost to the Company and the consolidated entity.

The Company has adopted the fair value measurement provisions of AASB 1046 “Director and Executive Disclosures for Disclosing Entities” prospectively for all options granted to Directors and relevant Executives, which had not vested at 1 July, 2003. The fair value of such grants being amortised are disclosed as part of Director and Executive emoluments on a straight-line basis over the vesting period. No adjustments have been made or will be made to reverse amounts in relation to options that never vest (i.e. forfeitures).

Options granted as part of Director and Executive emoluments have been valued using the Binomial option pricing model, which takes account of factors including the option exercise price, the volatility of the underlying share price, the risk free interest rate, expected dividends, the current market price of the underlying share and the expected life of the option.

Fair values of options:
The fair value of each option is estimated on the date of grant using a Binomial option-pricing model with the following assumptions used for grants made on:
	21 April,	16 March,	27 February,	29 November,	30 July,
	2006	2005	2004	2002	2001
Dividend yield	0%	0%	0%	0%	0%
Expected volatility	66%	69%	69%	68%	61%
Historical volatility	66%	69%	69%	68%	61%
Risk-free interest rate	5.62%	5.67%	5.52%	5.27%	5.84%
Expected life of option	5 years	5 years	5 years	5 years	5 years
Option fair value	2.10	2.96	2.82	1.26	0.72

The dividend yield reflects the assumption that the current dividend payout, which is zero, will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Further detail on the remuneration of Directors and Executives are also provided in Note 21 to the financial statements.

Directors' meetings

During the financial year ended 30 June, 2006, the number of meetings held and attended by each Director were:

	Directors' meetings	Meetings of Committees
		Audit	Remuneration	Capital Works
Number of meetings held:	12	2	2	-

Number of meetings attended:
P A Johnston	12	2	2	-
C Naughton	12	-	-	-
A J Husband *	1	-	-	-
G E Kelly **	2	-	-	-
P J Nestel AO	10	2	2	-
P B Simpson	9	2	2	-
L C Read	12	2	-	-
G M Leppinus	12	2	-	-
* appointed 23 May, 2006 - attended all meetings held since appointed
** resigned 2 September, 2005 - attended all meetings held while in office.

Committee membership

At the date of this report, the Company had an Audit Committee, a Remuneration Committee and a Capital Works Committee of the Board of Directors.

Directors acting as members on the committees during the year were:

Audit                                         Remuneration                                 Capital Works
G M Leppinus (Chairman)                         P B Simpson (Chairman)                         P A Johnston (Chairman)
P J Nestel AO                                     P J Nestel AO                                 C Naughton
P A Johnston                                     P A Johnston                                  P J Nestel AO
L C Read                                                                                    P B Simpson
P B Simpson

Nomination Committee

The duties and responsibilities typically delegated to such a committee are included in the responsibilities of the entire Board. Accordingly, during the year ended June 30, 2006, Novogen Limited did not have a separately established Nomination Committee. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate Nomination Committee.

AUDITORS INDEPENDENCE AND NON-AUDIT SERVICES

A copy of the auditors’ independence declaration required under section 307C of the Corporations Act 2001 is set out on page 22.

Non-audit services

The following non-audit services were provided by the entities’ auditor BDO. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service means that auditor independence was not compromised.

BDO received or are due to receive the following amounts for the provision of non-audit services during the year.

Tax compliance services                                         $39,476
Glycotex S1 audit and review costs                             $109,394
Sarbanes-Oxley Section 404 services                              $1,944
Review of accounting papers                                     $13,810
Review of government grants                             $4,900
Other miscellaneous matters .                                 $3,661
                                                        $173,185

Signed in accordance with a Resolution of the Board of Directors.

/s/ Christopher Naughton

Christopher Naughton
Managing Director

Sydney, 24 August, 2006

AUDITORS’ INDEPENDENCE DECLARATION

Chartered Accountants
& Advisers

DECLARATION OF INDEPENDENCE BY K R REID
TO THE DIRECTORS OF NOVOGEN LIMITED

To the best of my knowledge and belief, there have been no contraventions of:

•	the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

•	any applicable code of professional conduct in relation to the audit.

/s/ BDO

BDO
Chartered Accountants

/s/ K R Reid

K R REID
Partner

Dated in Sydney, this 24th day of August, 2006

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Novogen Limited is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of Novogen Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

In accordance with the Australian Stock Exchange Corporate Governance Council’s “Principles of Good Corporate Governance and Best Practice Recommendations” (“Council’s Recommendations”) the Corporate Governance Statement must contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. Novogen’s Corporate Governance Statement is structured with reference to the Council’s principles and recommendations, which are as follows:

Principle 1. Lay solid foundation for management and oversight;
Principle 2. Structure the Board to add value;
Principle 3. Promote ethical and responsible decision making;
Principle 4.  Safeguard integrity of financial reporting;
Principle 5.  Make timely and balanced disclosure;
Principle 6. Respect the rights of shareholders;
Principle 7.  Recognise and manage risk;
Principle 8. Encourage enhanced performance;
Principle 9. Remunerate fairly and responsibly;
Principle 10. Recognise the legitimate interests of stakeholders.

With the exception of the Nomination Committee (see below), during the year ended June 30, 2006, the corporate governance practices of Novogen Limited were compliant in all material respects with the Council’s Recommendations.

For further information on Corporate Governance policies adopted by Novogen Limited refer to the Company’s website: www.novogen.com

Nomination Committee

Recommendation 2.4 requires listed entities to establish a Nomination Committee. The duties and responsibility typically delegated to such a committee are included in the responsibilities of the entire Board. Accordingly, during the year ended June 30, 2006, Novogen Limited did not have a separately established Nomination Committee. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate Nomination Committee.

Structure of the Board of Directors

The skills, expertise and experience relevant to the position of director held by each director in office at the date of this annual report is included in the Directors’ Report on page 4. Directors are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement.

In the context of director independence, “materiality” is considered from both the Company and individual director perspective. In determining whether a non-executive director is independent, they must not hold more than 5% of the Company’s outstanding shares. Also, qualitative factors are considered, including not having been employed as an Executive within the last 3 years, not been a Principal of a material professional advisor or consultant, not have a material contractual relationship with the Company, not served on the Board for a period which could be perceived to interfere with their ability to act in the best interests of the Company or engaged in any business interests which could be perceived to interfere with their ability to act in the best interests of the Company.

In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Novogen Limited are considered to be independent:

Name    Position

P A Johnston   Non-executive Chairman
Professor P J Nestel AO Non-executive Director
P B Simpson   Non-executive Director
Dr L C Read   Non-executive Director
G M Leppinus   Non-executive Director

There are procedures in place, agreed by the Board, to enable Directors in the furtherance of their duties, to seek independent professional advice at the Company’s expense.

The term in office held by each Director in office at the date of this report is as follows:

Name    Term in Office

P A Johnston            9 years
C Naughton             9 years
P B Simpson            11 years
Professor P J Nestel AO       5 years
Dr L C Read                           3 years
G Leppinus                 1 year
AJ Husband              3 months

For additional details regarding Board appointments please refer to the Company’s web site.

Audit Committee

The Board has an Audit Committee, which operates under a charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the Group. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations such as bench marking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the Audit Committee.

The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All members of the Audit Committee are independent Non-executive Directors. The members of the Audit Committee during the year were Geoffrey Leppinus (Chairman), Paul Nestel, Philip Johnston, Leanna Read and Peter Simpson.

Qualifications of Audit Committee members

Qualifications of the members of the Audit Committee are contained in the Directors’ Report.

For details on the number of Audit Committee meetings held during the year and the attendees at those meetings refer to page 20 of the Directors’ Report.

Performance

The performance of the Board and the key Executives is reviewed regularly against both measurable and qualitative indicators. During the reporting period the Board conducted a performance evaluation which involved the assessment of each Board member’s and key Executive’s performance. The performance criteria against which Directors and Executives are assessed have regard to the financial and non-financial objectives of Novogen Limited.

Remuneration Committee

The Remuneration Committee was formed in order to review the remuneration of the Executive Directors and key Executives by reference to independent data, external professional advice and the requirements to retain high quality management.

Refer to the Directors’ Report for details on the amount of remuneration and all monetary and non-monetary components for each Director and for each of the highest paid Executives (Non-director) during the year.

Details on the number of meetings held and number of meetings attended by each Committee member are contained on page 20 in the Directors’ Report.

The Committee comprises Non-Executive Directors, being Peter Simpson (Chairman), Paul Nestel AO and Philip Johnston.

Capital Works Committee

The Capital Works Committee reviews capital investment proposals, assesses the project tenders and reviews progress against timetables and cost estimates. The Committee comprises Philip Johnston (Chairman), Peter Simpson, Paul Nestel AO and Christopher Naughton.

There were no major capital works undertaken by the Company in the financial year.

INCOME STATEMENTS
for the year ended 30 June, 2006
	Notes	Consolidated		Novogen Limited
		2006	2005	2006	2005
		$'000	$'000	$'000	$'000
Continuing Operations
Revenue	2	13,500	13,404	-	-
Cost of sales		(5,445)	(4,666)	-	-

Gross profit		8,055	8,738	-	-

Other income	2	4,738	4,274	723	878

Research & development expenses		(12,014)	(10,217)	-	-
Selling & promotional expenses		(9,013)	(8,411)	-	-
Shipping and handling expenses		(556)	(444)	-	-
General and administrative expenses		(8,769)	(6,566)	(3,176)	(15,031)
Other Expenses		(301)	-	-	-
Finance costs		(52)	(56)	(15)	-

Loss before income tax	2	(17,912)	(12,682)	(2,468)	(14,153)

Income tax expense	3	(1)	(2)	-	(2)

Loss for the period		(17,913)	(12,684)	(2,468)	(14,155)

Loss attributable to minority interest		1,693	1,152	-	-

Loss attributable to members of Novogen Limited	15	(16,220)	(11,532)	(2,468)	(14,155)

Basic and Diluted Earnings/(loss) per share (cents)	4	(16.7)	(11.9)

NOVOGEN LIMITED AND CONTROLLED ENTITIES

BALANCE SHEETS
As at 30 June, 2006
	Notes	Consolidated		Novogen Limited
		2006	2005	2006	2005
		$'000	$'000	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	5	33,513	47,260	14,522	15,559
Trade and other receivables	6	4,030	3,477	34	56
Inventories	7	5,522	5,488	-	-
Other current assets	8	685	821	523	620
Total current assets		43,750	57,046	15,079	16,235

NON-CURRENT ASSETS
Inventories	7	2,864	4,580	-	-
Property, plant and equipment	9	4,484	5,859	-	-
Other financial assets	10	-	-	54	54
Total non-current assets		7,348	10,439	54	54

TOTAL ASSETS		51,098	67,485	15,133	16,289

CURRENT LIABILITIES
Trade and other payables	12	5,646	5,501	111	142
Interest-bearing loans and borrowings	13	15	750	-	-
Provisions	14	520	474	-	-
Total current liabilities		6,181	6,725	111	142

NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings	13	-	15	-	-
Provisions	14	339	253	-	-
Total non-current liabilities		339	268	-	-

TOTAL LIABILITIES		6,520	6,993	111	142
NET ASSETS		44,578	60,492	15,022	16,147

EQUITY
Contributed equity	15	176,989	176,235	127,060	126,306
Reserves	15	(2,847)	(3,413)	-	-
Accumulated losses	15	(131,700)	(116,069)	(112,038)	(110,159)
Parent interest		42,442	56,753	15,022	16,147

Minority Interest	15	2,136	3,739	-	-

TOTAL EQUITY		44,578	60,492	15,022	16,147

NOVOGEN LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF RECOGNISED INCOME AND EXPENSE
for the year ended 30 June, 2006
	Notes		Consolidated		Novogen Limited
			2006	2005	2006	2005
			$'000	$'000	$'000	$'000

Gain from Subsidiary capital raising	15 (a	)	-	6,029	-	-
Foreign currency translation - Members' share	15 (b	)	566	(2,964)	-	-
Foreign currency translation - Minority Interest share	15 (d	)	90	(445)	-	-
Net income recognised directly in equity			656	2,620	-	-
Loss for the period			(17,913)	(12,684)	(2,468)	(14,155)
Total recognised income and expense for the period			(17,257)	(10,064)	(2,468)	(14,155)

Attributable to:
Equity holders of Novogen Limited			(15,654)	(8,436)	(2,468)	(14,155)
Minority interest			(1,603)	(1,628)	-	-
			(17,257)	(10,064)	(2,468)	(14,155)

NOVOGEN LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF CASH FLOWS
for the year ended 30 June, 2006
	Notes	Consolidated		Novogen Limited
		2006	2005	2006	2005
		$'000	$'000	$'000	$'000
Cash flows from operating activities
Receipts from customers		13,676	13,254	-	-
Payments to suppliers and employees		(32,628)	(29,085)	(1,403)	(1,221)
Interest received		1,543	1,263	745	822
Interest paid		(53)	(55)	(15)	-
Grants received		1,341	289	-	-
Income tax paid		(1)	(2)	-	(2)
Royalty received		1,609	1,434	-	-
Goods and services tax refunded by tax authorities		76	94	-	-

Net cash flows used in operating activities		(14,437)	(12,808)	(673)	(401)

Cash flows from investing activities
Acquisition of property, plant and equipment		(319)	(757)	-	-
Proceeds from sale of plant and equipment		10	-	-	-
Loans to controlled entities		-	-	(1,677)	(4,194)

Net cash flows used in investing activities		(309)	(757)	(1,677)	(4,194)

Cash flows from financing activities
Proceeds from the issue of ordinary shares		754	888	754	888
Proceeds from the issue of shares by subsidiary		-	6,083	-	-
Repayment of borrowings		(750)	(843)	-	-

Net cash flows from financing activities		4	6,128	754	888

Net (decrease) in cash and cash equivalents		(14,742)	(7,437)	(1,596)	(3,707)
Cash and cash equivalents at beginning of period		44,110	55,431	12,409	17,915
Effect of exchange rates on cash holdings in foreign currencies		995	(3,734)	559	(1,649)
Movements in secured facility		150	(150)	150	(150)

Cash and cash equivalents at end of period	5	30,513	44,110	11,522	12,409

The financial report of Novogen Limited for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the board of directors on 23 August 2006.

Note 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies which have been adopted in the preparation of the financial report are:

Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis with all amounts presented in Australian dollars, unless otherwise stated.

The amounts contained in this Report and in the Financial Statements have been rounded off under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies. Amounts have been rounded off to the nearest thousand dollars unless otherwise stated.

Statement of compliance

The financial report complies with Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

This is the first financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Novogen Limited and its subsidiaries as at 30 June each year (the “Group”).

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all inter-company balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Minority interests represent the portion of profit or loss and net assets in Marshall Edwards, Inc. and Glycotex Inc. not held by the Group and are presented separately in the income statement and within equity in the consolidated balance sheet.

Significant accounting judgements, estimates and assumptions

(i) Significant accounting judgements
In the process of applying the Groups accounting policies, management has made the following judgement, apart from those involving estimations.

Research and development expenses
The directors do not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred.

(ii) Significant accounting estimates and assumptions
The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. The fair value is determined using a binomial model, using the assumptions detailed in Note 11.

Impairments
The Group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:

Sale of goods
Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer when the goods have been dispatched to a customer pursuant to a sales order and invoice.

Interest
Interest revenue is recognised as interest accrues using the effective interest method. The effective interest method uses the effective interest rate which is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial asset.

Government Grants
Grant income is recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Grant income is recognised in the income statement over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Royalties
Royalty revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Borrowing costs
Borrowing costs are recognised as an expense when incurred.

Leases
The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Cash and cash equivalents

Cash and short term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Trade and other receivables

Trade receivables, which generally have 30-60 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Inventories

Inventories are measured at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:
      •  Raw materials - purchase cost on a first-in, first-out basis; and
•	Finished goods and work-in-progress - cost of direct material, direct labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Foreign currency translation

Functional Currency

Both the functional and presentation currency of Novogen Limited and its subsidiaries is Australian dollars (A$) except for Marshall Edwards, Inc., Marshall Edwards Pty Limited and Glycotex, Inc. where the functional currency is U.S. dollars.

Translation of foreign currency transactions

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of the exchange ruling at the balance sheet date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Translation of financial reports of overseas operations

As at the reporting date the assets and liabilities of overseas subsidiaries are translated into the presentation currency of the Company at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period.

The exchange differences arising on the retranslation of overseas operations which have a functional currency of $A are taken directly to the income statement. The exchange differences arising on the retranslation of overseas operations which have a functional currency that is not $A are taken directly to a separate component of equity.

Taxes

Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST receipt except:
•
when the GST incurred on a purchase of goods or services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables, which are stated with the amounts of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement are on a net basis and the GST component of the cash flows arising from investing and financing activities which are recoverable from or payable to the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Property, plant & equipment

Cost and valuation
Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Depreciation
Depreciation is calculated on a straight-line basis to write off the depreciable amount of each item of property, plant and equipment (excluding land) over its expected useful life to the Group.

Major depreciation periods are:
Buildings                        8 - 20 years
Plant and equipment                 2.5-10 years
Leasehold improvements             the lease term

Impairment of assets
At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Derecognition and disposal
An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Investments

All non-current investments are carried at the lower of cost and recoverable amount.

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and are amortised on a systematic basis matched to the future economic benefits over the useful life of the project.

Trade and other payables

Trade and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchases of these goods and services.

Interest bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

Gains and losses are recognised in profit or loss when the liabilities are derecognised.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Employee benefits

Wages, salaries, annual leave
Liabilities for wages, salaries, including non-monetary benefits, are recognised in other payables in respect of employees’ services up to the reporting date. Liabilities for annual leave are recognised in current provisions in respect of employees’ services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Defined contribution plan
Defined superannuation contributions are recognised as an expense in the period they are incurred.

Share-based payment transactions

The Group provides benefits to employees (including senior executives) of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions) under the terms of the Employee Share Option Plan (ESOP).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial model. Further details are given in Note 11.

In valuing equity-settled transactions, no account is taken of any performance conditions.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the vesting period of the instrument. The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Group’s best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown as a deduction, net of tax, from the proceeds.

Subsidiary Equity Issues

Where a subsidiary makes a new issue of capital subscribed by outside equity interests the parent company may make a gain or loss due to dilution of outside equity interests. These gains or losses are recognised in equity attributable to the parent company.

Earnings per share (EPS)

Basic EPS is calculated as net profit/(loss) attributable to members of the parent, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit/(loss) attributable to members of the parent, adjusted for:
•	costs of servicing equity (other than dividends) and preference share dividends;
•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
•	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares, divided by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus element.

Deferred Offering Costs

Where costs associated with a capital raising have been incurred at balance date and it is probable that the capital raising will be successfully completed after balance date, such costs are deferred and offset against the proceeds subsequently received from the capital raising.

Financial Instruments

Recognition
Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Loans and Receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Financial liabilities
Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

Note 2.    LOSS) BEFORE INCOME TAX

	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

Revenue and expenses from continuing operations

(a) Revenue
Sale of goods	13,500	13,404	-	-
	13,500	13,404	-	-

(b) Other income
Bank interest	1,460	1,319	723	878
Government grants - research and development	783	289	-	-
Royalties	1,753	1,711	-	-
Licence fees	-	207	-	-
Net gains on disposal of property, plant and . equipment	10	-	-	-
Litigation settlements	613	160
Other	119	588	-	-
	4,738	4,274	723	878

(c) Other expenses
Write-down of plant and equipment	301	-	-	-
	301	-	-	-

(d) Finance costs
Finance charges payable under finance leases	52	56	-	-
	52	56	-	-

(e) Depreciation, amortisation and cost of inventories included in the income statement
Included in cost of sales:
Depreciation	499	454	-	-
Amortisation of leased assets	197	236	-	-

Costs of inventories recognised as an expense	1,022	276	-	-

(f) Lease payments and other expenses included in the income statement
Included in administrative expenses:
Depreciation	669	842	-	-
Amortisation	24	94	-	-
Minimum lease payments - operating leases	669	668	-	-
Net foreign exchange differences	112	325	(558)	1,647

(g) Employee benefit expense
Wages and salaries	6,975	6,501	251	238
Workers'compensation costs	66	68	-	-
Defined contribution plan expense	735	597	29	17
Employee entitlement provision	146	98	-	-
Share-based payments expense	562	389	562	389
	8,484	7,653	842	644

Note 3    INCOME TAX

	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

A reconciliation between tax expense and the product of accounting loss before income tax multiplied by the Group's applicable tax rate is as follows:

Accounting loss before tax from operations	(17,912)	(12,682)	(2,468)	(14,153)

At the Group's statutory income tax rate of 30% (2005: 30%)	(5,374)	(3,805)	(740)	(4,246)

Foreign tax rate differentials	(132)	126	-	-
Non deductible expenses	598	165	177	121
Research and development allowance	(466)	(411)	-	-

Sub-total	(5,374)	(3,925)	(563)	(4,125)
Under/over provision	370	751	68	107
Losses relating to other subsidiaries	-	-	(480)	(577)
Change in Valuation Allowance	5,005	3,176	975	4,597

Tax expense	1	2	-	2

Components of Income Tax Expense/(Benefit)
Current Expense/(Benefit)	1	2	-	2
Under/over provision	370	751	68	107
Deferred Expense/(Benefit)	(5,375)	(3,927)	(1,043)	(4,704)
Movement in valuation allowance	5,005	3,176	975	4,597

Income Tax Expense/(Benefit)	1	2	-	2

Deferred Income Tax	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Deferred income tax at 30 June relates to the following:

Deferred tax assets
Depreciation	806	975	-	-
Provisions accruals	1,536	1,323	28,873	28,381
Exchange gains	-	-	-	-
Other	102	67	-	-
Losses carried forward
- Australia	19,319	14,469	8,816	7,679
- USA	12,904	12,894	-	-
- Other	4,200	4,098	-	-

Total deferred tax assets	38,867	33,826	37,689	36,060

Deferred tax liability
Exchange losses	(165)	(146)	(167)	494
Prepayments	-	-	-	-
Other	(117)	(100)	2,216	2,209

Total deferred tax liability	(282)	(246)	2,049	2,703

Net deferred tax asset	38,585	33,580	39,738	38,763

Valuation allowance for deferred tax assets	(38,585)	(33,580)	(39,738)	(38,763)
Net recorded deferred taxes	-	-	-	-

Tax consolidation

Novogen Limited and its 100% owned Australian subsidiaries elected to form a tax consolidation group for income tax purposes with effect from 1 July 2003. The Australian Tax Office has been formally notified of this decision. Novogen Limited as the head entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions).

As the tax consolidation group continues to generate tax losses there has been no reason for the company to enter a tax funding agreement with members of the tax consolidation group.

Note 4.    EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The notional issue of potential ordinary shares resulting from the exercise of options detailed in Note 11 does not result in diluted earnings per share that shows a different view of the earnings performance of the Company, therefore the information has not been disclosed.

Potential ordinary shares (non-dilutive) and not included in determining earnings per share: 1,482,148 options (refer Note 11).

There have been 298,254 conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2006	2005
	$'000	$'000

Net loss attributable to ordinary equity holders of the parent	(16,220)	(11,532)

	2006 Thousands	2005 Thousands

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	97,207	96,840

Basic and diluted loss per share - (cents)	(16.7)	(11.9)

Note 5.        CASH AND CASH EQUIVALENTS

	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

Cash at bank and in hand	21,384	19,421	2,393	815
Short-term deposits	9,129	24,689	9,129	11,594
	30,513	44,110	11,522	12,409

Secured cash (Refer Note 13)	3,000	3,150	3,000	3,150
	33,513	47,260	14,522	15,559

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Reconciliation of net loss after tax to net cash from operations

	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

Net loss	(17,913)	(12,684)	(2,468)	(14,155)

Adjustments for:
Depreciation and amortisation	1,389	1,626	-	-
Net loss on disposal of property, plant and equipment	291	-	-	-
Share-based payments	589	403	589	403

Changes in assets and liabilities:
(increase)/decrease in trade debtors	574	(17)	-	-
(increase)/decrease in prepayments	136	44	97	73
(increase)/decrease in other debtors	(829)	(391)	22	(18)
(increase)/decrease in inventories	1,682	(1,615)	-	-
increase/(decrease) in accounts payable	145	(462)	(31)	33
increase/(decrease) in provisions	(166)	(37)	1,677	11,614
exchange rate change on opening cash	(335)	325	(559)	1,649

Net cash outflow from operating activities	(14,437)	(12,808)	(673)	(401)

Note 6.  TRADE AND OTHER RECEIVABLES

	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

Current

Trade receivables (i)	2,717	3,291	-	-
Allowance for doubtful debts	(7)	(305)	-	-
	2,710	2,986	-	-

Deposits held	462	-	-	-
Deferred offering costs	128	-	-	-
Other debtors (ii)	730	491	34	56

	4,030	3,477	34	56

Non-current

Related party receivables
Wholly-owned group - intercompany balances	-	-	96,137	94,460
Provision for non-recovery	-	-	(96,137)	(94,460)
-		-	-	-

(i)  Trade receivables are non-interest bearing and are generally on 30-60 day terms.
(ii)  Other debtors are non-interest bearing and have repayment terms between 7 and 30 days.

Note 7.        INVENTORIES
	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

Current

Work in progress (at cost)	3,965	2,722	-	-
Finished goods (at cost)	1,557	2,766	-	-
	5,522	5,488	-	-

Non-current

Raw materials (at cost)	912	1,056	-	-
Work in progress (at cost)	1,952	3,380	-	-
Other inventory (at NRV)	-	144	-	-
	2,864	4,580	-	-

Note 8.        OTHER CURRENT ASSETS

	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

Prepayments	685	821	523	620
	685	821	523	620

Note 9.  PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

Land at cost	1,572	1,572	-	-

Buildings at cost	3,459	3,459	-	-
Accumulated depreciation	(2,587)	(2,296)	-	-
	872	1,163	-	-
Total land and buildings (property)	2,444	2,735	-	-

Plant and equipment under lease - at cost	52	2,591	-	-
Accumulated amortisation	(52)	(1,624)	-	-
-		967	-	-

Plant and equipment - at cost	9,575	8,721	-	-
Accumulated depreciation	(7,625)	(6,564)	-	-
	1,950	2,157	-	-

Leasehold improvements - at cost	100	-	-	-
Accumulated depreciation	(10)	-	-	-
	90	-	-	-

Total property, plant and equipment - at cost	14,758	16,343	-	-
Accumulated amortisation and depreciation	(10,274)	(10,484)	-	-

Total property, plant and equipment	4,484	5,859	-	-

a) Assets pledged as security
Assets under lease are pledged as security for the associated lease liabilities.

The book value of assets pledged as security are:

	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

Plant and equipment under lease	-	967	-	-

b) Reconciliations
Reconciliations of the carrying amount of plant property and equipment at the beginning and at the end of the current financial year.

	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Freehold land
Carrying amount at beginning of financial year	1,572	1,572	-	-
Carrying amount at end of financial year	1,572	1,572	-	-

Buildings on freehold land
Carrying amount at beginning of financial year	1,163	1,454	-	-
Depreciation expense	(291)	(291)	-	-
Carrying amount at end of financial year	872	1,163	-	-

Plant and equipment under lease
Carrying amount at beginning of financial year	967	1,297	-	-
Transfers to plant and equipment	(746)	-	-	-
Amortisation expense	(221)	(330)	-	-
Carrying amount at end of financial year	-	967	-	-

Plant and equipment
Carrying amount at beginning of financial year	2,157	2,366	-	-
Additions	219	757	-	-
Transfers from plant and equipment under lease	746	-	-	-
Impairment loss *	(301)	-	-	-
Disposals	(4)	-	-	-
Depreciation expense	(867)	(966)	-	-
Carrying amount at end of financial year	1,950	2,157	-	-

Leasehold improvements
Carrying amount at beginning of financial year	-	39	-	-
Additions	100	-	-	-
Depreciation expense	(10)	(39)	-	-
Carrying amount at end of financial year	90	-	-	-
* The $301,000 impairment loss represents the write-down of certain plant and equipment to nil value as its future use and expected cash inflows are not certain.

Note 10.        OTHER FINANCIAL ASSETS
	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

Shares in controlled entities - at cost (note 19)	-	-	7,474	7,474
Provision for Diminution in investment	-	-	(7,420)	(7,420)
	-	-	54	54

A provision for diminution in value of the parent entity's investment in controlled entities has been recorded by the parent entity, where the Directors believe that the value of future cash flows will not support the current carrying value.

Note 11.        SHARE BASSED PAYMENT PLANS

Employee share option plan
The employee share option plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options issued under the Employee Share Option Plan vest in four equal annual instalments over the vesting period. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 51 employees eligible for this scheme. (2005: 47)

Consultant options
The Company has also granted options by way of compensation to consultants who perform services for Novogen and its controlled entities. Options issued to consultants generally vest in four equal annual instalments over the vesting period. The expense recognised in the income statement relation to consultant options is $26,861. (2005:$16,310)

The contractual life of all options granted is five years. There are no cash settlement alternatives.

The expense recognised in the income statement in relation to employee share-based payments is disclosed in Note 2(g).

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of and movements in share options issued to employees during the year;

	2006		2005
No.		WAEP	No.	WAEP
Outstanding at the beginning of the year (i)	1,139,892	$3.49	1,189,167	$3.00
Granted	438,948	$3.64	276,844	$4.90
Forfeited	81,546	$4.72	37,652	$3.96
Exercised (ii)	196,400	$2.89	288,467	$2.75
Expired	6,256	$4.01	-	-
Outstanding at the end of the year (i)	1,294,638	$3.55	1,139,892	$3.49
Exercisable at the end of the year	527,691	$2.85	430,996	$2.81
(i) Included within these balances are options over 316,834 shares (2005: 499,982) that have not been recognised in accordance with AASB 2 as the options were granted on or before 7 November 2002 or vested prior to 1 January 2005. These options have not been subsequently modified and therefore do not need to be accounted for in accordance with AASB 2.

(ii) The exercise of the options occurred on a regular basis throughout the year. The weighted average share price for the year ended June 30, 2006 was $4.22 (2005: $5.18).

The following table details the exercise price, expiry date and number of options issued to employees that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2006	No. outstanding 30 June, 2005
$4.00	30/11/05	-	96,689
$4.01	27/10/05	-	6,256
$1.53	10/08/06	196,304	247,341
$2.10	30/11/07	292,298	350,478
$6.76	27/02/09	147,648	162,284
$4.90	16/03/10	231,304	276,844
$3.64	16/04/11	427,084	-

		1,294,638	1,139,892

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of and movements in share options issued to consultants during the year;

	2006		2005
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	212,046	$2.78	221,454	$2.77
Granted	27,456	$3.64	14,244	$4.90
Exercised	51,992	$3.60	23,652	$4.00
Outstanding at the end of the year	187,510	$2.68	212,046	$2.78
Exercisable at the end of the year	136,741	$2.25	174,207	$2.56

The following table details the exercise price, expiry date and number of options issued to consultants that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2006	No. outstanding 30 June, 2005
$3.5819	20/07/05	-	50,180
$4.00	30/11/05	-	1,812
$2.05	13/07/06	101,950	101,950
$2.10	30/11/07	37,200	37,200
$6.76	27/02/09	6,660	6,660
$4.90	16/03/10	14,244	14,244
$3.64	16/04/11	27,456	-

		187,510	212,046

The weighted average remaining contractual life for the share options outstanding as at 30 June 2006 is between 1 and 5 years (2005: 1 and 5 years).

The weighted average fair value of options granted during the year was $2.10 (2005: $2.96)

The fair value of the equity-settled share options granted to both employees and consultants is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used to calculate the fair value of the options.

	21 April,	16 March,	27 February,	29 November,
	2006	2005	2004	2002
Dividend yield	0%	0%	0%	0%
Expected volatility	66%	69%	69%	68%
Historical volatility	66%	69%	69%	68%
Risk-free interest rate	5.62%	5.67%	5.52%	5.27%
Expected life of option	5 years	5 years	5 years	5 years
Option fair value	2.10	2.96	2.82	1.26

The dividend yield reflects the assumption that the current dividend payout, which is zero, will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Note 12.        TRADE AND OTHER PAYABLES

	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

Current

Trade payables	2,312	3,078	-	-
Accrued trade payables	2,654	1,689	111	142
Accrued clinical trial payments	680	734	-	-
	5,646	5,501	111	142

Terms and conditions relating to the above payables:

•  trade creditors are non interest bearing and normally settled on 30 day terms; and
•  clinical trial creditors are non-interest bearing and normally settled on 30 day terms.

Note 13.        INTEREST BEARING LOANS AND LIABILITIES

	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

Current

Obligations under finance leases (secured) (Note 18)	15	750	-	-
	15	750	-	-

Non-current

Obligations under finance leases (secured) (Note 18)	-	15	-	-
-		15	-	-

Financing facilities available
At reporting date, the following financing facilities had been negotiated and were available:

	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

Total facilities
Lease facilities	4,000	4,000	-	-
	4,000	4,000	-	-

Used at balance date	572	1,454	-	-
Unused at balance date	3,428	2,546	-	-
	4,000	4,000	-	-

Assets under lease are pledged as security for the associated lease liabilities.

Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least $3 million at all times as additional security for the lease facility.

Note 14.        PROVISIONS

	Consolidated				Novogen Limited
	2006		2005		2006		2005
	$'000		$'000		$'000		$'000
Employee Benefit Provision
Opening balance at beginning of the year	727		631		-		-
Additional provision made in the period	86		96		-		-
Closing balance at the end of the year	813		727		-		-

Current	520		474		-		-
Non-current	293		253		-		-
	813		727		-		-

Consolidated					Novogen Limited
	2006		2005		2006		2005
$'000		$	'000	$	'000	$	'000
Make Good Provision
Opening balance at beginning of the year	-		-		-		-
Additional provision made in the period	46		-		-		-
Closing balance at the end of the year	46		-		-		-

Current	-		-		-		-
Non-current	46		-		-		-
	46		-		-		-

In accordance with its Sydney premises lease, the Group must restore the leased premises to agreed condition at the end of the lease term. A provision of $46,000 was made during the year ended 30 June, 2006 in respect of the Group’s expected obligation.

Note 15.        CONTRIBUTED EQUITY AND RESERVES

a) Issued and paid up capital

	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Fully Paid Ordinary Shares
Novogen Limited
97,294,054 (2005: 97,045,662) ordinary shares	127,060	126,306	127,060	126,306
	127,060	126,306	127,060	126,306

(b) Other
Gain arising on issue of shares by subsidiaries to outside shareholders:
Marshall Edwards, Inc.	44,424	44,424	-	-
Glycotex, Inc	5,505	5,505	-	-
	49,929	49,929	-	-

Contributed Equity	176,989	176,235	127,060	126,306

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

	Number of shares	Issue price	$'000
		$
On issue 1 July, 2005	97,045,662		126,306

Options converted to shares	50,180	3.58	180
Options converted to shares	98,501	4.00	394
Options converted to shares	51,037	1.53	78
Options converted to shares	48,674	2.10	102
Total options exercised during the period	248,392		754

On issue 30 June, 2006	97,294,054		127,060

Share options
The Company has an employee share option plan under which options to subscribe for the Company’s shares have been granted to certain executive and other employees (refer Note 11).

(b) Reserves

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Movements in the currency translation reserve were as follows:
	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

Balance at the beginning of the year	(3,413)	(449)	-	-
Gain/(loss) on translation of overseas controlled entities	566	(2,964)	-	-
Balance at the end of the year	(2,847)	(3,413)	-	-

(c) Accumulated losses
Movements in accumulated losses were as follows:

	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

Balance at the beginning of the year	(116,069)	(104,972)	(110,159)	(96,407)

Adjustment to opening retained earnings attributed to outside equity interest holders	-	32	-	-
Equity attributable to share based payments	589	403	589	403
Current year losses	(16,220)	(11,532)	(2,468)	(14,155)

Balance at the end of the year	(131,700)	(116,069)	(112,038)	(110,159)

(d) Minority interests
The minority interests are detailed as follows:

	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

Ordinary shares	7,699	7,699	-	-
Foreign currency translation reserve	(423)	(513)	-	-
Accumulated losses	(5,140)	(3,447)	-	-
	2,136	3,739	-	-

Note 16.  SEGMENT INFORMATION

The Group generally accounts for intercompany sales and transfers as if the sales or transfers were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

The Novogen Group operates subsidiary companies in 3 major geographical areas being Australia/New Zealand, North America (including the USA and Canada), and Europe (including the UK and the Netherlands). The subsidiaries are involved in the selling and marketing of Novogen's dietary supplements including Promensil, Trinovin and Rimostil.

Segment accounting policies are the same as the consolidated entity’s policies described in Note 1. During the financial year there were no changes in the segment accounting policies that had a material effect on the segment information.

Geographic Segments
The following table presents revenue and profit information and certain asset and liability information regarding business segments for the years ended 30 June 2006 and 30 June 2005.

	Australia/NZ		North America		Europe		Elimination		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue
Sales to external customers	5,166	4,646	5,720	6,240	2,614	2,518	-	-	13,500	13,404
Other revenues from external . customers	3,496	2,879	-	-	-	76	(218)	-	3,278	2,955
Inter-segment revenues	2,021	3,144	-	29	-	-	(2,021)	(3,173)	-	-
Total segment revenue	10,683	10,669	5,720	6,269	2,614	2,594	(2,239)	(3,173)	16,778	16,359
Unallocated revenue									1,460	1,319
Total consolidated revenue									18,238	17,678

Result (from continuing operations)
Segment result (loss)	(11,883)	(26,176)	(6,798)	942	(985)	644	1,807	11,964	(17,859)	(12,626)
Unallocated expenses									(53)	(56)
Consolidated entity (loss) before income tax									(17,912)	(12,682)
Income tax expense									(1)	(2)
Net (loss) from continuing operations									(17,913)	(12,684)

Assets and liabilities
Segment assets	79,051	81,249	53,237	56,983	1,379	1,615	(82,569)	(72,362)	51,098	67,485
Segment liabilities	5,555	8,484	49,051	46,599	11,092	10,343	(59,178)	(58,433)	6,520	6,993

Other segment information
Capital expenditure	260	686	53	47	6	24	-	-	319	757
Depreciation	1,106	1,255	53	34	9	7	-	-	1,168	1,296
Amortisation	221	330	-	-	-	-	-	-	221	330
Impairment loss recognised in loss	301	-	-	-	-	-	-	-	301	-
Other non-cash expenses	2,884	4,317	(63)	151	(8)	30	(1,677)	(4,202)	1,136	296
Segment net gain/(loss) on foreign currency	2,747	(5,380)	(2,013)	4,079	(522)	975	(101)	-	111	(326)

Business Segments
The following table presents revenue, expenditure and certain asset information regarding business segments for the years ended 30 June 2006 and 30 June 2005.

	Dietary supplements		Pharmaceutical research and development		Elimination		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Segment revenue	14,373	14,703	3,865	2,975	-	-	18,238	17,678
Segment assets	32,611	35,183	19,042	35,117	(555)	(2,815)	51,098	67,485
Capital expenditure	147	272	172	485	-	-	319	757

Note 17.  FINANCIAL INSTRUMENTS

The Group’s principal financial instruments comprise finance leases and cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk and credit risk.

(a)	Interest rate risk

The Company has cash reserves and places funds on deposit with financial institutions for periods generally not exceeding three months.

The Company does not use derivative financial instruments. The Company places its deposits with high credit quality financial institutions, and, by policy, limits the amount of credit exposure to any single counter-party. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk.

The Company mitigates default risk by depositing funds with only the safest and highest credit quality financial institutions and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

The Company has no interest rate exposure due to rate changes for long-term debt obligations because all of the Company’s long-term borrowings relate to lease agreements that contain fixed rates of interest. The Company primarily enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

The Group's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

		Floating Interest Rate		Fixed 1 year or less		Fixed Over 1 to 5 years		Non-interest bearing		Total		Weighted Average Rate of Interest

	Note	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Financial assets
Cash	5	20,671	12,777	-	-	-	-	713	6,644	21,384	19,421	3.65%	1.34%
Deposits	5	2,138	2,621	9,991	25,218	-	-	-	-	12,129	27,839	5.78%	4.26%
Trade and other receivables	6	-	-	-	-	-	-	4,030	3,477	4,030	3,477	N/A	N/A
		22,809	15,398	9,991	25,218	-	-	4,743	10,121	37,543	50,737

Financial liabilities
Trade and other payables	12	-	-	-	-	-	-	5,646	5,501	5,646	5,501	N/A	N/A
Interest bearing loans and borrowings	13	-	-	15	750	-	15	-	-	15	765	7.75%	8.33%
-			-	15	750	-	15	5,646	5,501	5,661	6,266

Net financial assets/(liabilities)		22,809	15,398	9,976	24,468	-	(15)	(903)	4,620	31,882	44,471

(b)  Foreign currency risk

The Company conducts a portion of its business in various foreign currencies, primarily in the U.S. and the UK. As of June 30, 2006, the Company had not established a foreign currency hedging program. The Company has mitigated and will continue to mitigate a portion of its currency exposure through international sales, marketing and support operations in which all costs are local currency based.

(c)	Credit risk

The Group trades only with recognised, creditworthy third parties.

It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

The consolidated entity’s maximum exposures to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Balance Sheet.

Concentration of credit risk
The Group minimises concentration of credit risk in relation to trade receivables by undertaking transactions with a large number of customers.

Credit risk is managed in the following way:
(i)  payment terms are 30 days except for some customers who have 60 day terms; and
(ii)  a risk assessment process is used for all customers.

(d)	Net fair value of financial assets and liabilities

The net fair value of financial assets and liabilities approximates their carrying value in the Balance Sheet, because they are short term and at market rates of interest.

Note 18.        COMMITMENTS AND CONTINGENCIES

	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

(a) Lease commitments *

Commitments in relation to operating leases
contracted for at the reporting date but not
recognised as liabilities payable:
Not later than 1 year	427	199	-	-
Later than 1 year but not later than 2 years	463	218	-	-
Later than 2 years but not later than 3 years	471	247	-	-
Later than 3 years but not later than 4 years	433	248	-	-
Later than 4 years but not later than 5 years	64	192	-	-
	1,858	1,104	-	-

(b) Finance leases **

Commitments in relation to finance leases
are payable as follows:
Not later than 1 year	15	767	-	-
Later than 1 year but not later than 2 years	-	15	-	-
Minimum lease payments	15	782	-	-
Less: Future finance charges	-	(17)	-	-
	15	765	-	-

Representing lease liabilities:

Current - (Note 13)	15	750	-	-
Non-current - (Note 13)	-	15	-	-
	15	765	-	-

(c) Other expenditure commitments

Research and development contracts for
service to be rendered:
Not later than 1 year	3,506	3,556	-	-
Later than 1 year but not later than 2 years	69	607	-	-
	3,575	4,163	-	-

* Operating leases represent payments for property and equipment rental. Leases for property include an annual review for CPI increases.

** Finance leases have an average lease term of 4 years with the option to purchase the asset at the completion of the lease term for the residual value. The average interest rate implicit in the leases is 7.75% (2005: 8.33%). Assets under lease are pledged as security for the associated lease liability.

There are no commitments for capital expenditure outstanding at the end of the financial year.

(d) Parent entity guarantees

(a)  The parent company has unconditionally guaranteed financial support for Novogen Limited (UK) should it be unable to meet its financial obligations.

(b) The parent company has guaranteed in a deed dated 16 May, 2002 the performance of the Novogen subsidiaries arising in connection with the License Agreement and the Manufacturing and Supply Agreement with Marshall Edwards Pty Limited.

(c) As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

(d)  The company is continuing to prosecute its IP rights and in June we announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The company has provided a guarantee to the value of 250,000 Euros with the court to confirm its commitment to the ongoing enforcement process.

Note 19.  RELATED PARTY DISCLOSURES

(a) Ultimate parent
Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

Transaction with related parties in the wholly-owned group:

	Novogen Limited
	2006	2005
	$'000	$'000

Management fees charged by Novogen Limited to subsidiary companies during the year:
Marshall Edwards Pty Ltd	185	270
Novogen Laboratories Pty Ltd	285	282
Glycotex, Inc.	14	-
	484	552
Outstanding balances with related parties in the wholly-owned group:

	Novogen Limited
	2006	2005
	$'000	$'000

Intercompany balances between Novogen Limited and its wholly owned controlled entities with no fixed term for repayment	96,137	94,460

Provision for non-recovery	(96,137)	(94,460)

	-	-

No interest is charged on the intercompany balances between wholly owned controlled entities.

(b) Interests in controlled entities
The consolidated financial statements include the financial statements of Novogen Limited and the subsidiaries listed in the following table.

Name of Entity	Country of Incorporation	% Equity interest		Investment ($'000)
		2006	2005	2006	2005
Novogen Laboratories Pty Ltd ^	Australia	100	100	400	400
Novogen Research Pty Ltd ^	Australia	100	100	7,000	7,000
Phytosearch Pty Ltd	Australia	100	100	-	-
Phytogen Pty Ltd	Australia	100	100	20	20
Glycotex Pty Ltd	Australia	100	100	-	-
Norvogen Pty Ltd	Australia	100	100	-	-
Central Coast Properties Pty Ltd ^	Australia	100	100	-	-
Novogen Inc	USA	100	100	-	-
Glycotex, Inc.	USA	84.3	84.3	54	54
Novogen Limited (UK)	UK	100	100	-	-
Promensil Limited	UK	100	100	-	-
Novogen BV	Netherlands	100	100	-	-
Novogen Canada Limited	Canada	100	100	-	-
Marshall Edwards, Inc.	USA	86.9	86.9	-	-
Marshall Edwards Pty Limited	Australia	86.9	86.9	-	-
			(Note10)	7,474	7,474

Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

^ Entities subject to class order relief
Pursuant to Class Order 98/1418, relief has been granted to these companies from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order (the “Closed Group”), entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

The consolidated income statement and balance sheet of the entities that are members of the “Closed Group” are as follows:

Consolidated Income Statement	CLOSED GROUP
	2006	2005
	$'000	$'000

Loss from continuing operations before income tax	(1,069)	(5,479)
Income tax expense	-	-
Loss after tax from continuing operations	(1,069)	(5,479)
Accumulated losses at the beginning of the period	(55,524)	(50,448)
Net income recognised directly in equity	589	403
Accumulated losses at the end of the financial year	(56,004)	(55,524)

Consolidated Balance Sheet	CLOSED GROUP
	2006	2005
	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	15,541	15,655
Trade and other receivables	2,971	5,050
Inventories	4,520	3,249
Other current assets
Total current assets	23,032	23,954

NON-CURRENT ASSETS
Receivables	44,811	41,873
Inventories	2,864	4,016
Property, plant and equipment	4,395	5,767
Other financial assets	54	54
Total non-current assets	52,124	51,710

TOTAL ASSETS	75,156	75,664

CURRENT LIABILITIES
Trade and other payables	3,295	3,419
Interest bearing loans and borrowings	15	750
Provisions	497	445
Total current liabilities	3,807	4,614

NON-CURRENT LIABILITIES
Interest bearing loans and borrowings	-	15
Provisions	293	253
Total non-current liabilities	293	268

TOTAL LIABILITIES	4,100	4,882

NET ASSETS	71,056	70,782

EQUITY
Contributed equity	127,060	126,306
Accumulated losses	(56,004)	(55,524)
TOTAL EQUITY	71,056	70,782

Note 20.        REMUNERATION OF AUDITORS

	Consolidated		Novogen Limited
	2006	2005	2006	2005
	$	$	$	$

Amounts received or due and receivable by BDO Australia for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated entity;	257,460	245,067	153,352	148,305
(b) other services in relation to the entity and any other entity in the consolidated entity.
- Tax compliance services	39,476	9,500	11,000	9,500
- Glycotex S1 audit and review services	109,394	-	-	-
- Sarbanes-Oxley Section 404 services	1,944	5,000	1,944	5,000
- Review of accounting papers	13,810	-	6,220	-
- Review of government grants	4,900	-	-	-
- Other	3,661	-	-	-
	430,645	259,567	172,516	162,805
Amounts received or due and receivable by Ernst & Young Australia for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated entity;	82,764	34,407	50,000	21,597
(b) other services in relation to the entity and any other entity in the consolidated entity.
- Tax Services	-	650	-	-
- Review of government grants	-	3,045	-	-
- Other	-	4,500	-	-
	82,764	42,602	50,000	21,597
Amounts received or due and receivable by related practice of Ernst & Young Australia for other services in relation to any entity in the consolidated entity.
- Tax Services	-	11,616	-	-

Amounts received or due and receivable by auditors of other subsidiaries in the consolidated entity for an audit/review, which are not already disclosed.	23,264	30,313	-	-

	536,673	332,482	222,516	184,402

Note 21.  DIRECTOR AND EXECUTIVE DISCLOSURES

a) Details of Key Management Personnel

(i) Directors
PA Johnston                     Chairman (Non-executive)
C Naughton                     CEO
AJ Husband                     Executive Director appointed 25 May, 2006
GE Kelly                     Executive Director resigned 2 September ,2005
PJ Nestel AO                     Director (Non-executive)
PB Simpson                     Director (Non-executive)
LC Read                        Director (Non-executive)
GM Leppinus                     Director (Non-executive)

(ii) Executives

DR Seaton                         Chief Financial Officer
WJ Lancaster                         VP Commercial and Corporate Development
BM Palmer                        General Manager Operations
CD Kearney                       General Manager Consumer Business
RL Erratt                         Company Secretary

b) Compensation of Key Management Personnel

(i) Remuneration policy

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Managing Director, Executive Director and senior Executives. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as the use of motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

All Executive Directors and Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.

The performance criteria against which Directors and Executives are assessed have regard to the financial and non-financial objectives of Novogen Limited.

It is the Remuneration Committee policy that employment agreements are entered into with the Chief Executive Officer, the Executive Director, and each of the Executives except for the VP Commercial and Corporate Development. The contracts for service between the Company and the CEO, Executive Director and the Executives are for terms of three years with a notice period of six months. In the event of the Company terminating the employment under the terms of the contract the Company shall pay the pro-rata balance of the unexpired contract term plus an additional amount of one and one half times the then current annual remuneration of the employee. However, the maximum payable on termination by the Company will be three years’ remuneration. The minimum payable on termination by the company will be eighteen months’ remuneration. The company may terminate the contracts at anytime without notice if serious misconduct has occurred. Where termination with cause occurs, there is no entitlement to termination payments under the term of the contract. On termination, any unvested options issued under the Employee Option scheme are immediately forfeited.

(ii) Remuneration of Key Management Personnel

		Short term benefits		Post employment	Share based payments	Other	Total
		Salary & fees	Non-monetary benefits	Superan-nuation	Options	Bonuses

Specified Directors
PA Johnston
	2006	143,612	-	9,412	-	-	153,024
	2005	104,588	-	9,412	136	-	114,136
C Naughton
	2006	518,835	46,827	100,587	-	-	666,249
	2005	507,724	53,643	45,696	-	-	607,063
AJ Husband *
	2006	290,766	41,785	47,618	51,281	-	431,450
	2005	286,818	51,155	25,814	40,940	-	404,727
GE Kelly **
	2006	362,388	-	32,615	7,145	-	402,148
	2005	334,314	29,981	30,088	-	-	394,383
PJ Nestel AO
	2006	82,000	-	-	-	-	82,000
	2005	82,000	-	-	-	-	82,000
PB Simpson
	2006	49,540	-	4,460	-	-	54,000
	2005	51,376	-	4,624	136	-	56,136
LC Read
	2006	40,368	-	3,632	-	-	44,000
	2005	40,368	-	3,632	-	-	44,000
GM Leppinus
	2006	31,650	-	14,350	-	-	46,000
	2005	16,820	-	1,513	-	-	18,333

Total Remuneration: Specified Directors
	2006	1,519,159	88,612	212,674	58,426	-	1,878,871
	2005	1,424,008	134,779	120,779	41,212	-	1,720,778
*appointed 23 May, 2006 - remuneration while a director of Novogen Limited includes salary of $24,131, other benefits of $3,482 and superannuation benefits of $3,968. Options were granted while in capacity of Executive prior to joining the Board..
** resigned 2 September, 2005 - remuneration while a director of Novogen Limited includes salary of $56,576 and superannuation benefits of $5,092. Options were granted while acting in capacity of Executive following resignation from the Board.

		Short term benefits		Post employment	Share based payments	Other	Total
		Salary & fees	Non-monetary benefits	Superan-nuation	Options	Bonuses

Executives
DR Seaton
	2006	284,916	28,976	56,162	51,310	-	421,364
	2005	298,526	20,085	26,867	41,031	-	386,509
WJ Lancaster (USA)
	2006	195,843	6,243	21,956	24,137	-	248,179
	2005	186,822	6,197	19,915	21,595	-	234,529
BM Palmer
	2006	153,085	33,239	13,778	28,562	-	228,664
	2005	142,942	33,594	12,865	23,366	-	212,767
CD Kearney
	2006	181,405	22,952	16,326	28,209	-	248,892
	2005	164,376	22,951	14,794	21,417	-	223,538
RL Erratt
	2006	149,939	26,203	29,845	28,381	-	234,368
	2005	152,026	20,157	13,682	23,774	-	209,639

Total remuneration: Executives
	2006	965,188	117,613	138,067	160,599	-	1,381,467
	2005	944,692	102,984	88,123	131,183	-	1,266,982

c) Remuneration options: Granted and vested during the year

During the financial year further options were granted as equity compensation benefits to certain specified Directors and Executives as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in Novogen Limited at an exercise price of $3.64. The options expire five years after grant date and vest annually in four equal instalments commencing one year after grant date.

The following table sets out options issued to Directors and Executives during the year and the number of previously issued options which vested during the year:

		Terms and conditions for each grant
	Options vesting in year number	Granted number	Grant date	Value per option at grant date	Exercise price per share	First exercise date	Last exercise date
				($)	($)
Specified Directors
AJ Husband	29,378	30,436	21/04/2006	2.10	3.64	21/04/2007	21/04/2011
GE Kelly	-	31,792	21/04/2006	2.10	3.64	21/04/2007	21/04/2011

Executives
DR Seaton	29,559	30,436	21/04/2006	2.10	3.64	21/04/2007	21/04/2011
WJ Lancaster (USA)	17,029	12,232	21/04/2006	2.10	3.64	21/04/2007	21/04/2011
BM Palmer	17,045	16,692	21/04/2006	2.10	3.64	21/04/2007	21/04/2011
CD Kearney	11,023	17,752	21/04/2006	2.10	3.64	21/04/2007	21/04/2011
RL Erratt	18,739	16,520	21/04/2006	2.10	3.64	21/04/2007	21/04/2011

Total	122,773	155,860

d) Shares issued on exercise of remuneration options

	Shares issued	Paid	Unpaid
	number	$ per share	$ per share
Specified Directors
AJ Husband	16,000	4.00	-
PJ Nestel	20,000	3.58	-

Executives
DR Seaton	16,236	4.00	-
WJ Lancaster (USA)	12,511	1.77	-
BM Palmer	8,976	4.00	-
RL Erratt	11,496	4.00	-

Total	85,219

e) Option holding of specified Directors and Executives

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested at 30 June, 2006
	1 July, 2005				30 June, 2006	Total	Not exercisable	Exercisable
	Number	Number	Number	Number	Number	Number	Number	Number
Specified Directors
PA Johnston	3,128	-	-	(3,128)	-	-	-	-
C Naughton	-	-	-	-	-	-	-	-
AJ Husband	133,512	30,436	(16,000)	-	147,948	83,558	-	83,558
GE Kelly	-	31,792	-	-	31,792	-	-	-
PJ Nestel AO	20,000	-	(20,000)	-	-	-	-	-
PB Simpson	3,128	-	-	(3,128)	-	-	-	-

Executives
DR Seaton	113,330	30,436	(16,236)	-	127,530	63,087	-	63,087
WJ Lancaster (USA)	35,957	12,232	(12,511)	-	35,678	6,480	-	6,480
BM Palmer	77,156	16,692	(8,976)	-	84,872	48,737	-	48,737
CD Kearney	44,092	17,752	-	-	61,844	24,977	-	24,977
RL Erratt	86,452	16,520	(11,496)	-	91,476	55,549	-	55,549

Total	516,755	155,860	(85,219)	(6,256)	581,140	282,388	-	282,388

f) Shareholdings of specified Directors and their related parties and Executives and their related parties

	Balance 1 July, 2005	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2006
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Specified Directors
PA Johnston	48,594	-	-	-	48,594
C Naughton	633,511	-	-	-	633,511
AJ Husband	60,148	-	16,000	(15,000)	61,148
GE Kelly	8,359,152	-	-	(379,200)	7,979,952
PJ Nestel AO	12,000	-	20,000	-	32,000
PB Simpson	500	-	-	-	500
LC Read	2,000	-	-	-	2,000

Executives
DR Seaton	-	-	16,236	-	16,236
WJ Lancaster (USA)	40,000	-	12,511	(52,511)	-
BM Palmer	154,726	-	8,976	(35,000)	128,702
CD Kearney	8,850	-	-	-	8,850
RL Erratt	103,860	-	11,496	87,000	202,356
-
Total	9,423,341	-	85,219	(394,711)	9,113,849

All equity transactions with specified directors and executives, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.

Note 22.	EVENTS AFTER THE BALANCE SHEET DATE

On July 11, 2006, MEI entered into a securities purchase agreement with certain accredited investors providing for the placement of 6,329,311 shares of its common stock and warrants exercisable for 2,215,258 shares of its common stock at a purchase price of $US2.90 per unit. The warrants have an exercise price of $US4.35 per share, subject to certain adjustments. The warrants may be exercised no less than six months from the closing date and will expire four years from the date of issuance, or July 11, 2010. MEI closed the private placement on July 11, 2006.

On July 11, 2006, MEI entered into a standby equity distribution agreement (SEDA), with Cornell Capital Partners, LP. Under the SEDA, MEI may issue and sell to Cornell shares of its common stock for a total purchase price of up to $US15 million, once a resale registration statement is in effect. MEI has sole discretion whether and when to sell shares of its common stock to Cornell. Cornell will be irrevocably bound to purchase shares of common stock from MEI after MEI sends a notice that it intends to sell shares of common stock to Cornell. Each advance under the SEDA is limited to a maximum of $U1.5 million.

MEI has entered into a registration rights agreement which provides for liquidated damages of up to 10% of the aggregate purchase price of the shares issued as part of the PIPE transaction if certain deadlines for registration are not met. MEI is required under the registration rights agreement to file a registration statement within 30 days of closing, have the registration statement declared effective 90 calendar days following closing or 120 days if the SEC reviews the registration statement. MEI is also required to maintain an effective registration statement.

On 11 August, 2006 Camellia Properties Pty Limited initiated proceedings against the Company, claiming damages of $5,161,487 in connection with terminated negotiations of a commercial property lease.  The Directors are of the view that the basis of the claim is without foundation and the Directors are obtaining legal advice with the intention of vigorously defending the claim.

Note 3.  TRANSITION TO IFRS

For all periods up to and including the year ended 30 June 2005, the Group prepared its financial statements in accordance with Australian generally accepted accounting practice (AGAAP). These financial statements for the year ended 30 June 2006 are the first the Group is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

Accordingly, the Group has prepared financial statements that comply with AIFRS applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in Note 1. In preparing these financial statements, the Group has started from an opening balance sheet as at 1 July 2004, the Group’s date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 First-time adoption of AIFRS.

This note explains the principal adjustments made by the Group in restating its AGAAP balance sheet as at 1 July 2004 and its previously published AGAAP financial statements for the year ended 30 June 2005.

Exemptions applied
AASB 1 allows first-time adopters certain exemptions from the general requirement to apply AIFRS retrospectively.
The Group has applied the following exemptions:
•
AASB 2 Share-based Payment: has not been applied to any entity instrument that was granted on or before 7 November 2002, nor has it been applied to equity instruments that were granted after 7 November 2002 that vested before 1 January 2005.

INCOME STATEMENT reflecting reconciliation of adjustments to AIFRS for the year ended 30 June, 2005
	Notes	Consolidated			Novogen Limited
		AGAAP	A-IFRS impact	A-IFRS	AGAAP	A-IFRS	A-IFRS
						impact
		$'000	$'000	$'000	$'000	$'000	$'000
Continuing Operations
Revenue		13,404	-	13,404	-	-	-
Cost of sales		(4,666)	-	(4,666)	-	-	-

Gross profit		8,738	-	8,738	-	-	-

Other income		4,274	-	4,274	878	-	878

Research & development expenses		(10,217)	-	(10,217)	-	-	-
Selling & promotional expenses		(8,411)	-	(8,411)	-	-	-
Shipping and handling expenses		(444)	-	(444)	-	-	-
General and administrative expenses	(i)	(6,163)	(403)	(6,566)	(14,628)	(403)	(15,031)
Finance costs		(56)	-	(56)	-	-	-

Loss before income tax		(12,279)	(403)	(12,682)	(13,750)	(403)	(14,153)

Income tax expense		(2)	-	(2)	(2)	-	(2)

Loss for the period		(12,281)	(403)	(12,684)	(13,752)	(403)	(14,155)

Loss attributable to minority interest		1,152	-	1,152	-	-	-

Loss attributable to members of Novogen Limited		(11,129)	-	(11,532)	(13,752)	-	(14,155)

(i) Under AASB 2 Share-based Payment, the company has recognised the fair value of options issued as an expense on a pro-rata basis in the income statement. Share-based payment costs were not recognised under AGAAP. This has resulted in a decrease in profit from AGAAP to AIFRS.

BALANCE SHEET reflecting reconciliation of adjustments to AIFRS
As at 1 July, 2004
	Notes		Consolidated			Novogen Limited
				A-IFRS	A-IFRS AGAAP impact	AGAAP	A-IFRS	A-IFRS
							impact
			$'000	$'000	$'000	$'000	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents			58,431	-	58,431	20,915	-	20,915
Trade and other receivables			2,936	-	2,936	38	-	38
Inventories			5,589	-	5,589	-	-	-
Other current assets			865	-	865	693	-	693
Total current assets			67,821	-	67,821	21,646	-	21,646

NON-CURRENT ASSETS
Inventories			2,864	-	2,864	-	-	-
Property, plant and equipment			6,728	-	6,728	-	-	-
Other financial assets			-	-	-	7,420	-	7,420
Total non-current assets			9,592	-	9,592	7,420	-	7,420

TOTAL ASSETS			77,413	-	77,413	29,066	-	29,066

CURRENT LIABILITIES
Trade and other payables			5,963	-	5,963	109	-	109
Interest-bearing loans and borrowings			843	-	843	-	-	-
Provisions			361	-	361	-	-	-
Total current liabilities			7,167	-	7,167	109	-	109

NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings			765	-	765	-	-	-
Provisions			270	-	270	-	-	-
Total non-current liabilities			1,035	-	1,035	-	-	-

TOTAL LIABILITIES			8,202	-	8,202	109	-	109
NET ASSETS			69,211	-	69,211	28,957	-	28,957

EQUITY
Contributed equity			170,276	-	170,276	125,364	-	125,364
Reserves			(449)	-	(449)	-	-	-
Accumulated losses	(i	)	(104,972)	-	(104,972)	(96,407)	-	(96,407)
Parent interest			64,855	-	64,855	28,957	-	28,957

Minority Interest			4,356	-	4,356	-	-	-

TOTAL EQUITY			69,211	-	69,211	28,957	-	28,957

BALANCE SHEET reflecting reconciliation of adjustments to AIFRS
As at 30 June, 2005
	Notes		Consolidated			Novogen Limited
			AGAAP	A-IFRS	A-IFRS	AGAAP	A-IFRS	A-IFRS
				impact			impact
			$'000	$'000	$'000	$'000	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents			47,260	-	47,260	15,559	-	15,559
Trade and other receivables			3,477	-	3,477	56	-	56
Inventories			5,488	-	5,488	-	-	-
Other current assets			821	-	821	620	-	620
Total current assets			57,046	-	57,046	16,235	-	16,235

NON-CURRENT ASSETS
Inventories			4,580	-	4,580	-	-	-
Property, plant and equipment			5,859	-	5,859	-	-	-
Other financial assets			-	-	-	54	-	54
Total non-current assets			10,439	-	10,439	54	-	54

TOTAL ASSETS			67,485	-	67,485	16,289	-	16,289

CURRENT LIABILITIES
Trade and other payables			5,501	-	5,501	142	-	142
Interest-bearing loans and borrowings			750	-	750	-	-	-
Provisions			474	-	474	-	-	-
Total current liabilities			6,725	-	6,725	142	-	142

NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings			15	-	15	-	-	-
Provisions			253	-	253	-	-	-
Total non-current liabilities			268	-	268	-	-	-

TOTAL LIABILITIES			6,993	-	6,993	142	-	142
NET ASSETS			60,492	-	60,492	16,147	-	16,147

EQUITY
Contributed equity			176,235	-	176,235	126,306	-	126,306
Reserves			(3,413)	-	(3,413)	-	-	-
Accumulated losses	(i	)	(116,069)	-	(116,069)	(110,159)	-	(110,159)
Parent interest			56,753	-	56,753	16,147	-	16,147

Minority Interest			3,739	-	3,739	-	-	-

TOTAL EQUITY			60,492	-	60,492	16,147	-	16,147

(i) Under AASB 2 Share-based Payment, the company has recognise the fair value of options issued as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment in equity (retained earnings). The reduced profit amount is also carried through to equity (retained earnings) as an offsetting amount. Share-based payment costs were not recognised under AGAAP. The total amount adjusted is $630,000, which represents $403,000 for the year ended 30 June 2005 and $215,000 from prior financial periods, for options that were granted on or after 7 November 2002 that vest after 1 January 2005. The company has applied the transition provisions under AASB 1.

Restated AIFRS Statement of Cash Flows for the year ended 30 June 2005.

There were no material impacts on the cash flows presented under AGAAP on adoption of AIFRS.

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Novogen Limited, I state that:

1.	In the opinion of the Directors:

a)	the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

i)	giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 June, 2006 and of their performance for the year ended on that date; and

ii)	complying with Accounting Standards and Corporations Regulations 2001; and

b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.
This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2006.

3.
In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 19, will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee.

On behalf of the Board,

/s/ Christopher Naughton

Christopher Naughton
Managing Director

Sydney, 24 August, 2006

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF NOVOGEN LIMITED

Scope

The Financial Report and Directors’ Responsibility

The financial report comprises the balance sheets, income statements, cash flow statements, statements of recognised income and expense, accompanying notes to the financial statements, and the directors’ declaration for both Novogen Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company’s and the consolidated entity’s financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

The independence declaration given to the directors in accordance with section 307C would be in the same terms if it had been given at the date of this report.

Audit Opinion

In our opinion, the financial report of Novogen Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2006 and of its performance for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	other mandatory financial reporting requirements in Australia.

/s/ BDO

BDO
Chartered Accountants

/s/ K R Reid

K R REID
Partner

Dated in Sydney this 24 day of August, 2006

1. The information required in the appendix 4E, required by the Australian Stock Exchange, has been satisfied through this annual report.

2.	Novogen Limited has an Audit Committee consisting of GM Leppinus (Chairman), PJ Nestel AO, PA Johnston, PB Simpson and LC Read.

3.	The names of the Substantial Shareholders disclosed to the Company are as follows:

Bende Holdings Pty Ltd 6,389,638 Shares
Oppenheimer Funds Inc.13,462,783 Shares
Josia T.Austin and
El Coronado Holdings, LLC8,719,100 Shares

4. Distribution of shareholders by size of holding as at 18 August, 2006 was:

Category (size of Holding) Number of Shareholders Number of Shares

1 - 1,0002,171  1,389,083
1,001 - 5,0002,161  5,753,989
5,001 - 10,000451  3,520,147
10,001- 100,000431   11,210,514
100,001+42   75,718,575

5,256  97,592,308

There is only one class of shares and all shareholders have equal voting rights.

5. The number of shareholdings held in less than marketable parcels is 202.

6.	The names of the 20 largest shareholders listed in the holding Company’s Register as at 18 August, 2006 were:

		Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1.	ANZ Nominees Limited	38,587,388	39.54%
2.	J P Morgan Nominees Australia Limited	9,094,116	9.32%
3.	National Nominees Limited	6,508,899	6.67%
4.	Bende Holdings Pty Limited	6,389,638	6.55%
5.	Citicorp Nominees Pty Limited	2,586,353	2.65%
6.	Leominister Company Limited	2,190,292	2.24%
7.	Petlind Pty Limited	1,108,658	1.14%
8.	Westpac Custodian Nominees Limited	1,088,040	1.11%
9.	Werona Investments Pty Ltd	822,911	0.84%
10.	Ankerwyke Holdings Pty Ltd	700,000	0.72%
11.	Berne No 132 Nominees Pty Ltd	670,220	0.69%
12.	Mr Graham Edmund Kelly	595,000	0.61%
13.	Mr Christopher Naughton	532,817	0.55%
14.	Coolawin Road Pty Ltd	402,000	0.41%
15.	Bell Potter Nominees Ltd	392,225	0.40%
16.	Mr John Anderson Maher	300,000	0.31%
17.	Jonwood Constructions Pty Ltd	281,000	0.29%
18.	Mr Leo Bluett	280,000	0.29%
19.	Mr John Paul O'Connor	265,630	0.27%
20.	HSBC Custody Nominees (Australia) Limited	235,737	0.24%

		73,030,924	74.83%

7. The name of the Company Secretary is Ronald Lea Erratt.

8.	The address of the principal Registered Office is 140 Wicks Road, North Ryde, NSW, 2113, Australia.
Telephone: +61 2 9878 0088 Facsimile: +61 2 9878 0055.

9.	The Company’s Share Register is maintained by Computershare Investor Services Pty Limited, Level 12, 565 Bourke Street, Melbourne, VIC, 3000, Australia.
Telephone +613 9611 5711 - Facsimile +61 3 9611 5710.
Investor enquiries within Australia 1300 855 080.
E-mail essential.registry@computershare.com.au

10.
Quotation has been granted for all the ordinary shares of the Company on all Member Exchanges of the Australian Stock Exchange Limited. American Depository Receipts (ADR) - an ADR is created with 5 Australian listed shares - are traded on the American NASDAQ exchange (code NVGN). Marshall Edwards, Inc., is listed and quoted on the American NASDAQ Global exchange where shares (code MSHL) and warrants (code MSHLW) are traded.